AMERICAN SPECTRUM

February 25, 2011

Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	American Spectrum Realty, Inc.
        Form 10-K for Year Ended December 31, 2009
        File No. 001-16785

Dear Ms. LaMothe:

We have the responses set forth below to the comments set forth in your letter of January 7, 2011.  Before answering the specific comments, however, we would like to inform you that, based on your prior letters and our telephone discussion, we have agreed to account for our acquisition of assets from Evergreen as a business combination.  Accordingly, we have commissioned from Herrera Partners, an independent banking and consulting firm, a valuation allocation and analysis (the "Herrera Report"), which is attached as Exhibit A.  We have adopted the findings of the Herrera Report, which concludes that the Evergreen purchase price of $18,000,000 should be allocated as follows:

Fractional real estate interests	$374,899
Furniture, fixtures and equipment	148,000
Property management contracts	13,473,844
Assembled workforce	413,795
Additional goodwill	3,589,462
TOTAL	$18,000,000

Our specific responses to your January 7 comments are as follows:

Comment 1 – Evergreen LLCs:

Subcomment (a).  In each of the eight LLCs in which American Spectrum owns membership interests, American Spectrum is named as a Member.  In six of these eight LLCs, it has obtained the requisite consent of the Members to become the Manager; in the other two LLCs, it has not yet received the requisite consents to be appointed successor to the Evergreen entity as the Manager.

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, Texas 77057
PH/ 713-706-6200  FX/713-706-6201
www.americanspectrum.com

Ms. Cicely LaMothe
February 25, 2011

Subcomment (b).  In our earlier letter to you, we indicated that we had received an agreement to be appointed the Manager of a total of 31 LLCs; in fact, upon review of all of the relevant documents, we now know that we received an agreement to be appointed the Manager of a total of 27 LLCs and to be appointed the General Partner of four limited partnerships ("LPs").  In each case, the Manager of the LLC, as such, has no equity interest or other share of profits or distinctions in the LLC,1 and the General Partner of the LP has no equity interest or other share of profits or distinctions of the LLP.

The operating agreements of the 27 LLCs are substantially identical.  They provide that the Manager has, with certain enumerated exceptions, "full and complete authority, power and discretion to manage and control the business, affairs and all property of the Company, to make all decisions regarding these matters and to perform any and all other acts or activities customary or incidental to the management of the Company's business."  Attached here as Exhibit B is a copy of the Article entitled "Authority and Responsibility of the Manager" excerpted from one of the operating agreements.  The corresponding Article in each of the other operating agreements is substantially identical.  In addition, the corresponding Article dealing with the authority and responsibility of the General Partner in each of the four limited partnership agreements of the LPs is also substantially identical to Exhibit B.

Subcomment (c).  We confirm that we hold membership interests in only eight of the LLCs.  We have the following percentage interests as equity investments:

Property	Percentage Interest in Investor LLC	LLC's Percentage Interest in Property	Resulting Net Indirect Interest in Property

Commerce Distribution Center	11.2%	8.9%	1.0%
Fishers Indiana Distribution Center	38.2%	2.6%	1.0%
Ohio II Residences	4.7%	2.2%	0.1%
Pavilions Apartments	46.8%	2.1%	1.0%
Pinecrest Townhomes	40.8%	1.3%	0.5%
Strongsville Corporate Center	80.3%	2.8%	2.2%
University Commons Minnesota	21.4%	4.7%	1.0%
Wildoak Apartments	47.6%	2.0%	1.0%

American Spectrum did not reflect its equity investments in these particular entities during the relevant dates in 2010 because it had regarded its equity interests as immaterial.  The Company will account for its investment in these LLCs using the equity method.  The total value of these interests is $354,079, as indicated in our response to Comment 4 below.  Although one LLC is 80.3% owned, the Company intends to use the equity method for all of the LLC interests because the interests are so small as to be immaterial.

1 In the eight cases in which American Spectrum was assigned an equity interest, it was, in addition, named as a "Member" of the LLC.

Ms. Cicely LaMothe
February 25, 2011

American Spectrum does not have any plans to acquire membership interests in other LLCs, but it may do so in the future on a case-by-case basis if it determines that it makes economic sense to do so.

Subcomment (d).  The property management agreements for the tenant-in-common properties provide that a successor property manager can be appointed only by all of the tenants-in-common, unanimously.  Therefore, possessing control over one tenant-in-common will, as a practical matter, generally enable American Spectrum to block an attempt to appoint a successor property manager for the property owned by a tenant-in-common group.  American Spectrum did not assign a value to this ability independent of its valuation of the underlying property management agreements, as this ability was taken into account and included in our valuation of the property management agreements.

Subcomment (e).  The Manager (or the General Partner in the case of the LPs) may be removed for cause by a majority in interest of the Members or the Limited Partners), and without cause by 75%-in-interest of the Members (or the Limited Partners).  For this purpose, "cause" is generally defined as gross negligence, fraud, malfeasance, misconduct or willful breach.

Comment 2 – Valuation of Workforce:

American Spectrum has adopted the valuation of the assembled workforce set forth in the Herrera Report, which found the value of the workforce to be $413,795.

Comment 3 – Consents from Tenants-in-Common:

A change from subcontractor to direct property manager as the required consents are obtained will not necessarily have accounting consequences other than potentially affecting our consideration of variable interests.  Our criteria for determining consolidation of variable interest entities is attached hereto as Exhibit C.

Comment 4 – Valuation of Property Interests:

We have adopted the findings of the Herrera Report with respect to the valuation of the eight LLC interests, which the Herrera Report values as if they were indirect real property interests.  In accordance with the Herrera Report, they are valued at a total of $354,079, as indicated as the table set forth on page 13 of the Herrera Report.2

2 This total value excludes Foxborough Business Park and San Antonio 3, which are direct tenant-in-common interests rather than LLC interests.

Ms. Cicely LaMothe
February 25, 2011

Comment 5 – Consents from LLC Members; Consolidation:

The Company acquired the right to manage 31 LLCs, subject to approval by a majority in interest of the members of the LLCs.  As of March 31, 2010, we had received approval from a majority in interest of the investors of one LLC to become the manager; as of June 30, 2010, we had acquired approvals for an additional 16 LLCs; as of September 30, 2010, we had acquired approvals for an additional four LLCs, for a total of 21.

As of the dates of these approvals, the Company deemed the properties in which those LLCs had an ownership interest to meet the criteria set forth through Step 2 of its criteria for consolidation of VIEs set forth in Exhibit C.  It did not have all relevant facts at these dates, however, to determine whether the properties met the criteria set forth in Step 3.  It has subsequently obtained and analyzed those facts and made a determination in the fourth quarter of 2010 as to which properties it would consolidate.  That determination will be reflected in the Company's audited financial statements for the year ended December 31, 2010.

Comment 6 – Revised Disclosure:

Our proposed disclosure is as follows:

"In January 2010, the Company acquired the property management and asset management contracts held by Evergreen Realty Group, LLC and affiliates ("Evergreen") for a total of 80 separate properties, pending receipt of all required approvals for the acquisition; until such approvals are received, the Company is managing the properties and assets under subcontract from Evergreen.  The Company also acquired from Evergreen (i) Evergreen's interest as the manager of limited liability companies which have invested in 27 of the managed properties (in eight of which it has also acquired an equity interest); (ii) Evergreen's interest as the general partner of limited partnerships which have invested in four of the managed properties (in none of which it acquired an equity interest), and (iii) direct tenant-in-common interests in two properties."

Comment 7 – Useful Life of Management Agreements:

American Spectrum has adopted the findings of the Herrera Report as to the valuation of the management agreements ($13,473,844) and their useful life (12 years).  We have also adopted its findings as to the allocation of the $18,000,000 Evergreen purchase price generally.

Comment 8 – Impact of Revised Amortization Schedule:

The adoption of the Herrera Report's findings as to valuations and useful lifes would have the impact on the June 30 and September 30 financial statements shown on Exhibit D hereto.  With one exception, the Company's income statement line items, including losses from continuing operations, would have changed less than 10% for all such periods if the Company had recorded the applicable depreciation and amortization expense in each of the periods presented in its prior filings.  In regards to the exception, net income attributable to the Company would have changed more than 10% for the three months ended March 31, 2010 and for the six months ended June 30, 2010, due to a gain from discontinued operations recorded the first quarter of 2010.  The income generated from the discontinued operations caused the Company to have net income for the first quarter of 2010.  Since the change in all of the Company's other income statement line items, including losses from continuing operations, would have been less than 10% for all prior periods presented and due to the fact that depreciation and amortization is considered a non-fund expense, we believe that the Company's financial statements, when taken as a whole, would not have been materially misstated for any prior periods previously presented, and as such we propose to catch up the depreciation and amortization that would have been recorded in the prior quarters in the Company's upcoming Form 10-K for the year ended December 31, 2010.

______________

Ms. Cicely LaMothe
February 25, 2011

Thank you for your consideration of these responses.  If you have any further questions or believe that further discussion is appropriate, we would be happy to meet with you at your earliest convenience in order to facilitate a prompt resolution of your comments.  As you are aware, we must file our 10-K by March 31 and look forward to prompt resolution of your comments so that we may do so.

Sincerely yours, /s/ Anthony Eppolito Anthony Eppolito Chief Financial Officer

cc:	Yolanda Crittendon
William J. Carden
Chip Werlein
Howard F. Hart

Exhibit A

HERRERA PARTNERS

Investment Bankers, Financial Consultants

February 21, 2011

Mr. G. Anthony Eppolito
Chief Financial Officer
American Spectrum Realty, Inc.
5850 San Felipe, Suite 450
Houston, TX 77057

Re: Analysis of Intangible Assets and Related Allocation of Purchase Price in Connection with the Acquisition of Certain Rights and Assets of Evergreen Income & Growth REIT, Inc., Evergreen Realty Group, LLC, Evergreen Realty Advisors, Inc., Evergreen Realty Property Management LLC, Real Property Systems Inc, Luke McCarthy, Carl Willgeroth, Tracy Thomson and Michael Palmer (referred to herein collectively as "Evergreen")

Dear Mr. Eppolito:

Herrera Partners was retained to assist American Spectrum Realty, Inc. and its wholly-owned subsidiary American Spectrum Realty Management, LLC (referred to collectively as "ASR" or the "Company") in (i) identifying and determining the fair value of certain intangible assets acquired in connection with the acquisition of the primary business assets of Evergreen by ASR (the "Transaction") as of January 17, 2010 (the "Valuation Date") and (ii) the related allocation of purchase price to certain tangible and intangible assets. This letter summarizes the findings of our study. The accompanying report and exhibits provide a detailed explanation of our analysis.

In connection with our study, we identified and valued two categories of intangibles assets: real estate property management contracts and assembled work-force (collectively the "Intangible Assets"). The Intangible Assets comprise the largest value components of the total rights and assets acquired in the Transaction. For each intangible asset, the remaining useful life was also estimated. Remaining useful life is defined as the estimate of years from the valuation date when the asset no longer contributes economically. In addition to the Intangible Assets, the Company acquired Evergreen's interest in certain real estate assets held through entities which own tenant in common interests and various fixed assets including furniture, fixtures and equipment (collectively the "Tangible Assets"). We analyzed the financial and operational benefits derived from the Intangible Assets and Tangible Assets in light of conditions in the real estate management and leasing services industry and the past and present financial condition of the acquired assets. We then assisted ASR in determining the final allocation of fair value to be assigned to the Intangible Assets and Tangible Assets as of the Valuation Date.

For purposes of our analysis and report, we utilized *fair value* as the basis for formulating our opinion which has been defined by Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurements* ("ASC 820"), as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Accordingly, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

American Spectrum Realty, Inc.

The approaches and methodologies used in our work were limited as referenced herein and did not comprise an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the fair presentation of financial statements or other financial information presented in accordance with generally accepted accounting principles. This report is not a fairness opinion or solvency opinion with respect to the transaction or the Intangible Assets and should not be used as such. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information or other data provided to us by others. We assumed that the financial and other information provided to us was accurate and complete, and we relied upon this information in performing this engagement.

In performing our work, we were provided with various information related to the Intangible Assets and Tangible Assets, including the following:

- Public filings of ASR including its current Form 10-K, Form 10-Q and press release filings;
- Information and data related to the assembled workforce and property management contracts of Evergreen;
- Information and data related to the Tangible Assets of Evergreen;
- Purchase and Sale Agreement document and ancillary schedules and amendments related the acquisition of Evergreen;

The procedures employed in valuing the subject Intangible Assets and Tangible Assets included such steps as we considered necessary, including, but not limited to, the following:

- Discussions with management of ASR (referred to herein as "Management") concerning the past and future operations of Evergreen;
- Discussions with Management concerning the data and information provided to Herrera Partners including the specific nature of the Intangible Assets and Tangible Assets;
- Discussions with ASR and their consultants regarding the initial fair value estimates of certain property management contracts;
- An analysis of the financial and operational benefits derived from assets of Evergreen;
- An analysis of the condition and trends in the real estate management and leasing services industry; and
- An analysis of other pertinent facts, data and outside research resulting in our conclusion of value.

The summary of our procedures is intended solely to provide ASR with an overview of our approach. A more detailed description of our procedures and assumptions is included in the accompanying report. For purposes of this engagement and report, we have made no investigation of, and assume no responsibility for, the title to, or any liens against, the assets of the acquired business or the Intangible Assets. Neither did we attempt to determine what the Intangible Assets might have sold for in the private market or account for the prospective costs that might have been incurred if the subject items had been sold privately. Our analysis assumes that, as of the Valuation Date, the Company and Evergreen will continue to operate as a going concern and that the Company and Evergreen had no undisclosed or unexpected conditions that would adversely affect our analysis or the intrinsic value of the Intangible Assets.

Herrera Partners 2

American Spectrum Realty, Inc.

In accordance with the foregoing and as further described in the accompanying report, the following table summarizes our findings with respect to the allocation of fair value to the subject Intangible Assets and Tangible Assets, as of the Valuation Date:

Purchase Price Allocation

Asset Class	Remaining Useful Life	Fair Value	Percentage of Total
Tangible Assets:			
Fractional Real Estate Interests	Various	$ 374,899	2.1%
Furniture, Fixtures & Equipment	Various	$ 148,000	0.8%
Intangible Assets:			
Property Management Contracts	12	$ 13,473,844	74.9%
Assembled Workforce (Goodwill)	N/A	$ 413,795	2.3%
Additional Goodwill	N/A	$ 3,589,462	19.9%
Total Purchase Price		**$18,000,000**	**100.0%**

Our work product was conducted in accordance with the Uniform Standards of Professional Appraisal Practice as promulgated by The Appraisal Foundation. Accordingly, none of the employees or partners of Herrera Partners who have worked on this engagement have any known or contemplated interests in or with ASR, Evergreen or their subsidiaries, related interests or affiliates. Further, the compensation for this engagement is neither based nor contingent upon the opinions contained herein.

This letter and the attached detailed report stating the significant assumptions made, the methodologies employed, and the conclusions reached are solely for the information of, and assistance to ASR and are not to be referred to or distributed for any other purposes.

If you have any questions, please call Finley Biggerstaff at (713) 978-6590.

Sincerely,

Finley Biggerstaff

Attachment

Herrera Partners *3*

American Spectrum Realty, Inc.

			Page
1.0	**INTRODUCTION**		
	1.1	Summary of Engagement	5
	1.2	Summary of ASC 820 and ASC 350	5
	1.3	Description of ASR	6
	1.4	Description of Evergreen and the Transaction	6
2.0	**ASSUMPTIONS AND METHODOLOGIES**		
	2.1	Scope and Procedures	7
	2.2	Standard of Value	7
	2.3	Description of the Assets Acquired	7
	2.4	Valuation Methodology	9
	2.5	Tax Amortization Benefit of Intangible Assets	10
3.0	**FAIR VALUE MEASUREMENT ANALYSIS**		
	3.1	Identification of Tangible Assets	12
	3.2	Real Estate Owned	12
	3.3	Fixed Assets	13
	3.4	Identification of Intangible Assets	14
	3.5	In-Place Workforce	14
	3.6	Property Management Contracts	15
4.0	**CONCLUSIONS**		
	4.1	Allocation of Fair Value Summary	21
	4.2	Limits and Conditions	21

EXHIBITS

EXHIBIT I	PROPOSED FAIR VALUE	23
EXHIBIT II	TANGIBLE ASSETS	25
EXHIBIT III	INTANGIBLE ASSETS	28
EXHIBIT IV	HERRERA PARTNERS	32

Herrera Partners *4*

American Spectrum Realty, Inc.

1. INTRODUCTION

1.1 Summary of Engagement

Herrera Partners was retained to assist ASR in allocating the purchase price related to its acquisition of certain tangible and intangible assets of Evergreen, as of the January 17, 2010. The purchase price allocation was performed for financial reporting purposes.

In connection with the engagement, we identified and valued two categories of intangibles assets: real estate property management contracts and assembled work-force. For each intangible asset, the remaining useful life was also estimated. Remaining useful life is defined as the estimate of years from the valuation date when the asset no longer contributes economically. The Company also acquired certain tangible assets of Evergreen including interests in real estate assets held through entities which own tenant in common interests and various fixed assets including furniture, fixtures and equipment. We analyzed the financial and operational benefits derived from the acquired assets in light of conditions in the real estate management and leasing services industry and the past and present financial condition of the acquired assets. We then assisted ASR in determining the final allocation of fair value to be assigned to the acquired assets as of the Valuation Date.

1.2 Summary of Statement of Financial Accounting Standards Board ASC 805 and 350

Financial Accounting Standards Board Accounting Standards Codification Topic 805, *Business Combinations* ("ASC 805") and Financial Accounting Standards Board Accounting Standards Codification Topic 350, *Intangibles-Goodwill and Other* ("ASC 350") were originally issued in 2001. These statements were the culmination of a five-year effort to change the purchase accounting rules previously defined by APB Opinion No. 16 and No. 17. The provisions of ASC 805 reflect a fundamentally different approach to accounting for business combinations than was taken in APB Opinion No. 16. The single-method approach used in ASC 805 reflects the conclusion that virtually all business combinations are acquisitions and, thus, all business combinations should be accounted for in the same way that other asset acquisitions are accounted for, i.e., based on the values exchanged. ASC 350 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements pursuant to ASC 805.

The aforementioned statements substantially changed the prior accounting for business combinations and the treatment of goodwill. Specifically, the amortization of goodwill as historically required under APB Opinion No. 17 was no longer permitted. Rather, goodwill must be identified at a "reporting unit" level, capitalized and periodically tested for impairment utilizing a "fair value" based approach. A reporting unit is an "operating segment or one level below an operating segment" which is also referred to as a "component" as those terms are used in Financial Accounting Standards Board Accounting Standards Codification Topic 280, *Segment Reporting* ("ASC 280").

For acquisitions, companies are required to assign, as of the acquisition date, goodwill and all other assets and liabilities of an acquired entity to those reporting units that will employ those specific assets. Additionally, companies are also required to make appropriate adjustments to account for the depreciation and amortization of specific assets and consider whether identified intangible assets are separable from the goodwill of the enterprise. Analysts and other users of financial statements, as well as company managements, note that intangible assets are an increasingly important economic resource for many entities and are an increasing proportion of the assets acquired in many transactions. As a result, the aforementioned statements are intended to generate better information and disclosure regarding intangible assets.

Herrera Partners *5*

American Spectrum Realty, Inc.

The FASB concluded that amortization of goodwill was not consistent with the concept of representational faithfulness. Although periodic amortization is no longer reported, goodwill must be tested annually for impairment. Under ASC 350, companies are required to compare the carrying value of the reporting unit, including intangibles and the resulting goodwill, to the fair value of the reporting unit as of the specific date in question. If the carrying value of the reporting unit exceeds its fair value, then the amount of acquired goodwill assigned to the reporting unit, the model used to measure the fair value and other assumptions should be reassessed or re-measured. If after being reassessed or re-measured, the carrying value of the net assets still exceeds the fair value of the reporting unit, the goodwill must be tested for impairment and, when impairment is found to have occurred, goodwill must be written down to fair value, with the adjustment reflected in operating income of that period.

The implementation of ASC 805 and ASC 350 has improved financial reporting since financial statements of entities that acquire goodwill and other intangible assets now better reflect the underlying economics and allocation of those assets at their respective reporting units. As a result, users of financial statements and those that depend on fair and accurate disclosures are better able to understand the investments made in those assets and the subsequent performance of those investments. The enhanced disclosures about goodwill and intangible assets subsequent to their acquisition also provide users with a better understanding of the expectations of and changes in those assets over time, thereby improving the users' ability to assess future profitability and cash flows.

1.3 Description of ASR

ASR is a real estate investment company that (i) owns, through its operating partnership, interest in office, industrial, self storage, retail properties, and apartments throughout the United States and (ii) manages and leases all properties owned by the Company as well as third-party clients for over 130 office, industrial, retail, self-storage, and multi-family properties, totaling over 15 million square feet in 22 states. The Company has been publicly traded since 2001.

ASR's business model is focused on (i) identifying and purchasing under-valued and distressed commercial and multi-family properties and improving their operating results by incorporating leasing and operational efficiencies through its national leasing and management platform; (ii) continuing to acquire property management companies under stress and consolidate them into the Company's large national management platform; and (iii) expanding management fees through management and leasing services provided to third party institutions with REO and other distressed or underperforming assets. As part of its business model, ASR is engaged in the ongoing sale and disposition of selected assets that have reached performance maturity.

1.4 Description of Evergreen and the Transaction

ASR focuses on acquisition candidates that build upon its national property management platform, including those management companies engaged in providing management services to portfolios of tenant-in-common ("TIC") interests or TIC-owned properties. On January 17, 2010, ASR acquired the primary operating assets of Evergreen for an initial estimated total consideration amount of approximately $18.0 million. Evergreen's primary operating assets consist of property management contracts for TIC-owned properties and ownership interests in certain TIC-owned properties. The purchase price consisted of the assumption of $500,000 of Evergreen payables, the issuance of 1,600,000 operating partnership units in the American Spectrum Realty Operating Partnership, LP, the Company's majority-owned subsidiary, and a $9,500,000 10 year non-recourse promissory note. There was no contingent consideration in the Transaction.

The Evergreen-managed properties acquired, consist of 5,051,240 square feet of office and industrial properties, 2,934 multi-family units, 12,098 self storage units consisting of 1,793,881 square feet, 3,206 student housing units consisting of 9,107 beds and nine assisting living facilities consisting of 776 beds.

Herrera Partners *6*

American Spectrum Realty, Inc.

2. ASSUMPTIONS AND METHODOLOGIES

2.1 Scope and Procedures

Using the approaches and methodologies described in this report, we conducted an analysis of the fair value of the Intangible Assets and Tangible Assets acquired in the Transaction. The procedures used were such steps as we considered necessary under the circumstances, including, but not limited to, the following:

- Discussions with Management concerning the past and future operations of Evergreen;
- Discussions with management concerning the data and information provided to Herrera Partners including the specific nature of the Intangible Assets;
- An analysis of the financial and operational benefits derived from the Intangible Assets and Tangible Assets;
- An analysis of the condition and trends in the real estate management and leasing services industry; and
- An analysis of other pertinent facts and data resulting in our conclusion of value.

2.2 Standard of Value

We utilized *fair value* as the basis for formulating our opinion which has been defined by ASC 820, as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". FASB approved the issuance of ASC 820 in September 2006 in order to consistently define "fair value". ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements. Prior to the issuance of this statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP.

This statement clarifies that fair value measurement should reflect an exchange price that considers (i) specific attributes of the asset or liability, (ii) an exit price, i.e., not an entry price or the cost that was paid to acquire the asset or received to assume the liability, (iii) a transaction in the principal or most advantageous market for the asset or liability and (iv) an assumption of the highest and best use of the asset by market participants. Our analysis reflects assumptions that would be made by market participants if they were valuing each identified asset on a piecemeal basis.

2.3 Description of the Assets Acquired

Purchase accounting for business combinations under ASC 805 requires that a determination be made of the fair value of each of the acquired company's identifiable tangible and intangible assets and of each of its liabilities, as of the date of the combination. Acquired intangible assets are separately recognized if the benefit conferred is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. ASC 805 sets forth a lengthy listing of intangibles which generally fall into one of a set of categories, such as customer-based assets (e.g., customer lists or trademarked brand names); contract based assets (e.g., covenants not to compete, lease agreements or license agreements); artistic-based assets (e.g., literary works or musical compositions); and technology-based assets (e.g., databases, computer software).

Herrera Partners 7

American Spectrum Realty, Inc.

After review of the information provided and discussions with ASR regarding the identification of acquired assets pursuant to ASC 805, our engagement focused on investigating and valuing the following asset categories resulting from the acquisition.

TANGIBLE ASSETS:

Real Estate Interests Owned	ASR acquired Evergreen's interests in ten (10) limited liability companies, partnerships or joint ventures (the "TIC Entities") which own an interest in TIC real estate properties located in California, Indiana, Ohio, New Mexico, Kansas, Missouri and Texas.
Furniture, Fixtures & Equipment	For purposes of the appraisal, Herrera Partners was provided with a description summary of fixed assets acquired. The fixed assets include Computer Equipment (desktop computers, laptop computers, and monitors), Office Furniture (desks, tables, files, etc.), and Office Equipment (telephone systems, printers, etc.)

INTANGIBLE ASSETS:

Real Estate Property Management Contracts	The primary assets acquired in the Transaction were the rights of Evergreen under sixty-four (64) property management and asset management agreements (the "Management Contracts"). Pursuant to the Management Contracts, the Evergreen parties are paid management fees in connection with providing property management services with respect to TIC-owned commercial real estate properties. The managed properties consist of multi-family units, self-storage units, student housing units and assisted living facilities. The portfolio of managed properties is located in twenty-one (21) states including Alabama, Arizona, California, Florida, Georgia, Iowa, Idaho, Indiana, Kansas, Minnesota, Missouri, Nevada, New Mexico, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Texas, Virginia and Washington.
Assembled Workforce	The acquisition of Evergreen included the transfer of an in-place workforce, including skilled professionals and support staff. This intangible asset is valued solely for purposes of calculating the overall reasonableness of value allocated to the Intangible Assets.
Other Intangible Assets	No other intangible assets were identified as part of the transaction

Herrera Partners *8*

American Spectrum Realty, Inc.

2.4 Valuation Methodology

There are three generally accepted approaches employed in determining the allocation of value of tangible and intangible assets: (i) the income approach, (ii) the market approach and (iii) the cost approach. The following is a brief description of each approach:

Income Approach

The income approach measures the present value of anticipated future net cash flows generated by the asset with consideration given to the contribution of the other assets of the business. In a multi-period model (the discounted cash flow method) the net cash flows attributable to the asset are forecast for an appropriate period and then discounted to present value using an appropriate required rate of return that reflects both general risks and those specific to the asset in question.

Market Approach.

The market approach is a technique in which fair value is estimated based on the market price of actual transactions and on asking prices for comparable assets. The process is essentially that of comparing and correlating the subject asset with other similar assets that have recently been sold or otherwise valued as part of a similar transaction. Considerations such as location, timing, physical characteristics, and conditions are analyzed for comparable assets and are adjusted to arrive at a comparable fair value for the subject asset.

Cost Approach

The cost approach is a technique that uses the concept of replacement as an indicator of fair value. The premise of the cost approach is that a prudent investor would pay no more for an asset than the amount for which he could replace or recreate it. The cost approach is typically based on the current cost to recreate or duplicate an asset less an appropriate allowance for decrease in value due to physical deterioration or functional and economic obsolescence of the asset.

Historically, intangible assets were analyzed to establish related depreciation and/or tax benefits. However, with the implementation of ASC 805 and ASC 350 there has been an increased focus on determining fair value of intangible assets related to allocation of purchase price and impairment studies. While there is an extensive body of literature regarding the transfer of intangible assets as part of a sale transaction, little research exists in formulating the fair value of intangible assets as a freestanding asset being bought or sold, irrespective of the attributes received by the buyer or seller.

In evaluating the nature of the Intangible Assets, we analyzed several important factors that influence the value of intangible assets. They are summarized, as follows:

Marketability. The future financial and economic benefits that can be generated from an intangible asset. The potential cash flow that can be realized from an intangible asset is the strongest indicator of its marketability and value. Cash flow must be evaluated carefully to distinguish between the success attributable to the intangible asset specifically versus some other aspect of the market, reputation or marketing expertise.

Economy. The efficiency and economies associated with the intangible asset and the specific, objective financial or operational impact directly attributable to the intangible asset are key considerations. The two most common aspects are cash flow directly resulting from an intangible asset and/or royalties

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realized from the intangible asset. Other important characteristics would be savings, pricing improvements or volume/unit increases resulting directly from the intangible asset. It is important to distinguish between the efficiencies and economies resulting directly from the intangible asset as opposed to other facets of the business such as management, equipment and advertising.

Cost. The most basic value factor is the cost of purchasing, developing and maintaining the intangible asset. Costs include legal fees and other expenses that can be readily identified in purchasing, developing and maintaining the intangible asset. Cost does not necessarily represent fair value, but it may, in some instances, provide a reasonable basis in determining "replacement" value of the intangible asset.

Nature. The degree of uniqueness, utility and novelty, which is sufficient to isolate or delineate the intangible asset within its industry or market is another important consideration. The intangible asset must be examined within the context of the industry, including an understanding of the rate of technological change and competitive landscape in that particular market. It is important to look closely at competitors, competitive products and competitive processes and their impact on the intangible assets. The ability to defend the intangible asset is a material determinant in establishing value.

2.5 Amortization Benefit of Intangible Assets

Acquired intangible assets may or may not qualify for tax amortization depending upon the terms of the subject transaction. However, pursuant to accepted valuation theory, the fair value of intangible assets will include an "amortization benefit" that reflects the incremental value attributable to an intangible asset by virtue of its tax deductibility, regardless of whether the specific transaction is taxable. The rationalization is that the market for self-constructed assets will value a generalized amortization benefit to the extent that it is available to some or most buyers.

The calculation of the amortization benefit is based on a 15-year tax life pursuant to IRC Section 197 and may be expressed by the following formula:

$$AB = PVCF * [n/(n - [PV(WACC,n,-1) * (1+WACC)^{0.5}] * t) - 1]$$

Where:

AB	=	Amortization benefit
PVCF	=	Present value of the after-tax cash flows and residual value; Value of the intangible asset before amortization benefit
n	=	Amortization period
WACC	=	Weighted average cost of capital or discount rate
t	=	Marginal tax rate
PV(WACC,n,-1) * (1+WACC)^0.5	=	Present value of an annuity of $1 at the discount rate

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American Spectrum Realty, Inc.

Once the amortization benefit is determined, it is added back to the value of the Intangible Assets to arrive at a fair value using the following formula:

$$FV = PVCF + AB$$

Where:

FV	=	Fair value
PVCF	=	Present value of the after-tax cash flows and residual value
AB	=	Amortization benefit

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American Spectrum Realty, Inc.

3. FAIR VALUE MEASUREMENT ANALYSIS

3.1 IDENTIFICATION OF TANGIBLE ASSETS

In our analysis we identified the following Tangible Assets: real estate interests owned and various fixed assets consisting of furniture, fixtures and equipment.

3.2 Real Estate Interests Owned

ASR acquired Evergreen's interests in ten (10) limited liability companies, partnerships or joint ventures that own an interests in TIC real estate properties located in California, Indiana, Ohio, New Mexico, Kansas, Missouri and Texas. We elected to utilize the income approach to estimate the fair value of real property owned through fractional ownership in the TIC Entities.

The income approach estimates fair value based on the earnings and cash flow capacity of a particular asset. This approach evaluates the present worth of the future economic benefits that accrue to the investors in this asset. These benefits or future cash flows are discounted at a rate of return that is commensurate with the particular asset's risk level. This section details Herrera Partners analysis and conclusions using a form of the income approach typically referred to as the income capitalization method.

The following steps describe the general procedures utilized in the application of income capitalization method:

1. The income producing capacity of each property was estimated by the Company in its budgeting process by determining its net operating income.

2. The net operating income is divided by an overall capitalization rate to derive an opinion of value for the subject property as a whole. The capitalization rate represents the relationship between net operating income and value. The capitalization rate has been derived from comparable sales, investor surveys and Management's view of each property.

3. A total project equity value was then calculated by deducting outstanding indebtedness associated with each property from the estimated property value.

4. Adjustments were then made to the respective total project equity amounts to take into account (i) the nature of the ownership structure of each property, which were all TIC-owned properties, and (ii) the nature of the specific ownership interests held by the Evergreen parties, which were all fractional interests held by limited liability corporations, partnerships or joint ventures.

5. A 30% discount reflecting control and marketability issues associated with TIC owned properties was deducted from the total project equity value discount reflecting issues that would typically be taken in to account by market participants interested in acquiring the respective ownership interests. This discount reflects the unique aspects of fractional interest ownership associated with TIC-owned properties that are not reflected in the capitalization rate. Investors prefer assets which are easy to sell and which have control rights. Each of the ownership interests is held by a limited liability corporation, partnership or joint ventures that owns a small percentage interest in the total property. The ten (10) acquired real property ownership interests conveyed by the TIC Entities interest ranged from 0.075% to 2.00%.

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Based on the analysis of Management and Herrera Partners, as set forth in Exhibit II, the real estate interests owned have a fair value as follows on the Valuation Date:

Valuation of Real Estate Interests Acquired

	Valuation of Project Level Equity (100% Interest)					
Acquired Real Estate Interests	ASRM's 2011 Budgeted Revenue	ASRM's 2011 Budgeted NOI	Cap Rate Assumption	Projected Value	Less Debt Outstanding	Total Project Equity
Commerce Distributions Center	1,732,013	1,693,182	8.00%	21,164,775	(9,783,013)	11,381,762
Fishers Indiana Distribution Center	2,399,877	2,324,041	9.00%	25,822,678	(17,677,081)	8,145,597
Foxborough Business Park [1]	1,063,989	700,893	8.93%	7,848,746	(3,753,206)	4,095,540
Ohio II - Residences at Neward & Sheffield	1,975,998	1,024,941	7.50%	13,665,880	(9,531,056)	4,134,824
Pavilions Apartments	3,052,704	1,903,455	7.50%	25,379,400	(19,090,282)	6,289,118
Pinecrest Townhomes [2]	1,675,064	903,772	7.50%	12,050,293	(10,764,156)	1,286,137
San Antonio 3 - AAA Stow Away/Floresville	1,497,338	948,552	8.50%	11,159,435	(10,657,125)	502,310
Strongsville Corporate Center	2,228,658	1,959,886	9.00%	21,776,511	(15,026,800)	6,749,711
University Commons Minnesota	4,098,992	2,227,100	7.50%	29,694,667	(19,524,177)	10,170,490
WildOak Apartment Homes [3]	0	0	0.00%	Pending Foreclosure	-	-
Total				$ 168,562,385	$ (115,806,896)	$ 52,755,489

	Valuation of ASR's Fractional Acquired Interests				
Acquired Real Estate Interests	Total Project Equity	Ownership Percentage	ASR Equity Value	TIC Fractional Interest - Control & Marketability Discount	**Fair Value**
Commerce Distributions Center	11,381,762	1.000%	113,818	-30%	**79,672**
Fishers Indiana Distribution Center	8,145,597	1.000%	81,456	-30%	**57,019**
Foxborough Business Park [1]	4,095,540	0.717%	29,365	-30%	**20,556**
Ohio II - Residences at Neward & Sheffield	4,134,824	0.100%	4,135	-30%	**2,894**
Pavillions Apartments	6,289,118	1.000%	62,891	-30%	**44,024**
Pinecrest Townhomes [2]	1,286,137	0.531%	6,829	-30%	**4,781**
San Antonio 3 - AAA Stow Away/Floresville	502,310	0.075%	377	-30%	**264**
Strongsville Corporate Center	6,749,711	2.000%	134,994	-30%	**94,496**
University Commons Minnesota	10,170,490	1.000%	101,705	-30%	**71,193**
WildOak Apartment Homes [3]	-	0.976%	-		**-**
Total	$ 52,755,489		$ 535,570		**$ 374,899**

[1] Foxborough: Projected value is based on CBRE's asking price of $8.25 million discounted to $7.85 million.

[2] Pinecrest Townhomes: Projected value based on YTD NOI.

[3] WildOak Apartments: Expected foreclosure of property.

3.3 Fixed Assets

The cost approach served as the primary means of estimating fair value for the fixed assets acquired, which consisted primarily of furniture fixtures and equipment. Consideration was made for all forms of depreciation incurred by the assets. The estimation of physical depreciation includes a consideration of physical life expectancies and remaining economic life of the assets based on their condition and the expected utilization of the assets by ASR as of the Valuation Date, as applicable.

Physical life expectancies were determined through a combination of information supplied by the American Society of Appraisers and discussions with Management. Based on representations made by Management, the assets are considered to generally be in average condition. The physical life expectancy conclusions are

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identified for each asset category in the table below. Based on our analysis, and as set forth in Exhibit II, the fair value of the fixed assets and their respective useful life are as follows:

Fair Value of Fixed Assets

Category	Normal Useful Life	Fair Value	Percentage of Total
Computer Equipment	4 years	$ 65,000	43.9%
Office Furniture	10 years	$ 53,000	35.8%
Office Equipment	6 years	$ 30,000	20.3%
Total Fixed Assets		**$ 148,000**	**100.0%**

* Preliminary allocation of total fixed assets fair value. ASR to confirm value by category.

3.4 IDENTIFICATION OF INTANGIBLE ASSETS

In our analysis we identified the following Intangible Assets: real estate property management contracts and assembled workforce. We have identified and valued Evergreen's assembled workforce solely for purposes of assessing the overall reasonableness of the purchase price allocation as more fully described below.

3.5 In-Place Workforce

ASC 805 specifically prohibits the recognition of assembled workforce as an intangible asset apart from goodwill in business combinations. However, as part of Herrera Partners' analysis to determine the value of all the assets acquired, the assembled workforce was valued so that an overall reasonableness of appropriate values for all assets could be assessed. Fair value of the workforce is included in goodwill in the final allocation of purchase price and is not separately represented.

Replacement cost is the most frequently used method to estimate the value of a trained and assembled workforce. Costs to replace an in-place workforce include the cost to recruit, hire and train replacements. Typically these costs are expressed as a percentage of total compensation for employees. If employees are separated by grades or levels of responsibility, it may be appropriate to separate the estimated replacement costs in a similar manner. It may also be possible to classify various groups based on tenure. The estimated replacement cost percentage is then multiplied by the historical total compensation for the different employee levels to establish a value for the trained and assembled workforce.

The following steps describe the general procedures utilized in the assembled workforce valuation:

1. ASR provided Herrera Partners with a schedule of the acquired workforce and the expected nature of employment following the acquisition. At the Valuation Date, there were a total of 237 Evergreen employees. Management indicated that in connection with the acquisition the Evergreen workforce would be reduced significantly. Accordingly, by November 2010 the Evergreen workforce had been reduced to 93 continuing employees. Herrera Partners elected to utilize the 93 persons retained as of November 2010 as the stabilized employee workforce for purposes of our analysis. We note that as of December 2010, the continuing employee headcount had been reduced to 86 persons.

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2. Using the employee listing as of the Valuation Date, a schedule was developed that classifies employees into four grades based on pay rate, tenure and responsibility.

3. Using the Trained and Assembled Workforce Valuation Methodology as delineated in *Valuing Intangible Assets* by Robert F. Reilly and Robert P. Schweihs (McGraw-Hill, 1999), the combination of employee grade and tenure suggested a replacement cost to recruit, hire and train the subject workforce. These costs are expressed as a percentage of the total annualized compensation for each category. Herrera Partners utilized this data and our experience in similar valuation exercise to arrive at appropriate replacement cost percentages.

4. The intangible asset valuation for the assembled workforce was then computed by combining the costs to recruit, hire and train each employee category.

Based on the foregoing analyses, and as set forth in Exhibit III, the indicated fair value of the acquired in-place workforce, including the amortization benefit calculation as described in Section 2.6, as of the Valuation Date was:

Fair Value of Assembled Workforce

Intangible Asset	Allocated Fair Value
Assembled Workforce	$ 413,795

3.6 Management Contracts

A. General Description

As part of the Transaction, ASR acquired the rights of Evergreen under sixty-four (64) property management and asset management agreements. Pursuant to the Management Contracts, the Evergreen parties are paid management fees in connection with providing property management services with respect to TIC-owned commercial real estate properties. The managed properties consist of multi-family units, self-storage units, student housing units and assisted living facilities. The portfolio of managed properties is located in twenty-one (21) states including Alabama, Arizona, California, Florida, Georgia, Iowa, Idaho, Indiana, Kansas, Minnesota, Missouri, Nevada, New Mexico, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Texas, Virginia and Washington.

ASR has an expectancy of continued business and future cash flow stream to be derived from the acquired Management Contracts. As of the Valuation Date, these Management Contracts were valuable to Evergreen and any market participant looking to acquire Evergreen or its assets and they possess the essential elements of an intangible asset.

B. Derivation of Value

In determining the fair value of the Management Contracts, we utilized the Income Approach. The value assigned to the acquired Management Contracts was determined by discounting the estimated cash flows associated with the existing Management Contracts as of the Valuation Date taking into consideration expected attrition of the respective contracts and agreements.

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American Spectrum Realty, Inc.

Prior to Herrera Partners analysis presented herein, ASR prepared initial estimates of fair value for the acquired Management Contracts that were based on an initial assumption that each of the Management Contracts would have an indefinite life regardless of the particular facts and circumstances related to each agreement. Herrera Partners utilized ASR's conclusions of value as an initial input in determining our opinion of fair value for the Management Contracts, which included consideration of attrition of the contracts. As part of our analysis we discussed with ASR and their consultants the overall approach and key assumptions utilized by Management in their analysis. Herrera Partners, however, has not independently appraised the initial fair value assumptions provided and, at ASR's request, has relied on the results from ASR's analysis. Accordingly, Herrera Partners does not assume responsibility for the accuracy or completeness of ASR's work product or ASR's conclusions of fair value for the initial indefinite lived fair value conclusion for the Management Contracts.

The primary assumptions applied in valuing the acquired Management Contracts are summarized below:

1. Approach Taken to Develop Initial Fair Value Estimate (ASR results) – Based on our review of the documents provided by ASR and our discussions with Management and their consultants, we summarize the primary approach and assumptions taken by ASR to develop the initial income approach fair value estimate of the Management Contracts:

    a. A ten year discounted cash flow model was prepared that included a capitalized terminal value in the final year. ASR's financial model was based on a Monte Carlo approach that considered ranges of key assumption variables, including revenue growth rates, capitalization rates and discount rates.

    b. The estimated cash flows for each Management Contract were based on ASR's analysis of trends in management fee revenues for recent historical periods net of expenses associated with servicing the contracts.

    c. Revenue forecasts for each Management Contract were estimated based on a range of growth rates including 0%, .05%, .075%, .01% and .0125%. The range was based on discussions with industry participants.

    d. Capitalization rates utilized for the terminal value calculation were estimated based on range including 12%, 13%, 14%, and 15%. The range was based on discussions with industry participants.

    e. Discount rates utilized to calculate a present value were estimated based on a range from 21%, 22%, 23%, and 24%. The range was based on discussions with industry participants.

2. Adjustment for Expected Attrition – Management represented to Herrera Partners that at the time of the Transaction, there were several Management Contracts that were expected to terminate in the months following the acquisition. Management identified nine (9) total contracts that fit this description comprised of (a) seven (7) agreements expected to terminate as a result of displeasure by the respective TIC property owners over the perceived poor property management practices of Evergreen prior to the Transaction and (b) two (2) agreements expected to terminate as a result of a poor fit with ASR's core competencies going forward—these properties were assisted living facilities that require specific services that ASR does not typically provide. In fact each of these nine (9) Management Contracts terminated within the year following the acquisition. In our analysis, Herrera Partners elected to discount the unadjusted fair value (provided in ASR's work product) by 95% for each of these Management Contracts reflecting the high probability that the agreements would be terminated.

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3. Adjustment for Potential Attrition – We note that the unadjusted estimate of fair value developed by ASR is based on various industry viewpoints on appropriate capitalization rates and discounted rates for the subject Management Contracts that reflect their nature and terms. However, based on our opinion of the potential likelihood of early termination of some of the acquired Management Contracts (compared to an indefinite life assumption), we have elected to adjust the initial fair value by discounting each Management Contract (other than those already discounted as described in #2 above) by 25%. This adjustment estimate has been made to account for potential attrition and is based on our professional opinion of reasonable assumptions that might be made based on the information and data that was available at the time of the acquisition. We have also considered the various factors discussed in Section C related to expected useful life. The discount is based on an average assumption and we note that there is concentration of value in certain Management Contracts that may significantly impact the ultimate effective value attrition over time.

Based on the analysis performed, and as set forth in Exhibit III, the indicated fair value of the acquired Management Contracts, including the amortization benefit calculation as described in Section 2.6, as of the Valuation Date was $13,473,844:

Valuaton of Property Management Contracts

Valuation Date: January 17, 2010	American Spectrum Realty, Inc.	Herrera Partners		
Acquired Property Management Contracts	Unadjusted Estimate of Fair Value (Capitalized Terminal Value) A	Discount Applied to Contracts Expected to Terminate (95%) B	Discount Applied to Reflect Potential Future Contract Termination (25%) C	Adjusted Fair Value Estimate (Including Termination Discounts) = A - (B+C)
Aldine Self Storage	$103,110	-	($25,777)	$77,332
American Storage Self Storage	144,576	-	(36,144)	108,432
Arbors Senior Living Investors, LLC	210,561	-	(52,640)	157,921
Attic Space Self Storage - Blanco Road	92,148	-	(23,037)	69,111
Attic Space Self Storage - Laredo	127,376	-	(31,844)	95,532
Bear Valley RV & Self Storage	85,103	-	(21,276)	63,827
Campus Court	29,515	-	(7,379)	22,136
Casa Bandera Apartments	220,759	-	(55,190)	165,569
Centennial Park Apartments	190,728	-	(47,682)	143,046
Charleston Blvd Stg	117,303	-	(29,326)	87,977
College Park Apartments	521,863	-	(130,466)	391,397
Commerce Distribution Center	165,188	-	(41,297)	123,891
Deland Self Storage	86,167	(81,859)	-	4,308
Denair Manor Apartments	180,784	-	(45,196)	135,588
Dixon & 51st	183,713	-	(45,928)	137,785
Fair Oaks West	144,982	-	(36,245)	108,736
Fishers Distribution Center	433,484	-	(108,371)	325,113
Florida 2 Ocala Self Storage	62,000	-	(15,500)	46,500
Florida 2 Tampa Self Storage	72,000	-	(18,000)	54,000
Foxborough Business Park	198,759	-	(49,690)	149,069
Ft. Worth Northwest Self Storage	114,683	-	(28,671)	86,012
Ft. Worth River Oaks Self Storage	157,830	-	(39,458)	118,373
Grissom Road Self Storage	151,864	-	(37,966)	113,898
Houston All Weather Self Storage	140,923	-	(35,231)	105,692
Houston South Mason Self Storage	124,791	-	(31,198)	93,593
Lakeview Square Apartments	920,558	-	(230,139)	690,418
Loop 1604 Self Storage	233,932	-	(58,483)	175,449
Marina Corporate Center	586,842	(557,500)	-	29,342
Muirwood Village Apartments	282,077	-	(70,519)	211,558
Ohio Commerce Center	218,461	-	(54,615)	163,846
Ohio II Investors	354,872	-	(88,718)	266,154
Park Club Apartments	569,431	-	(142,358)	427,073

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Valuaton of Property Management Contracts

Valuation Date: January 17, 2010 Acquired Property Management Contracts	American Spectrum Realty, Inc. Undadjusted Estimate of Fair Value (Capitalized Terminal Value) A	Herrera Partners Discount Applied to Contracts Expected to Terminate (95%) B	Discount Applied to Reflect Potential Future Contract Termination (25%) C	Adjusted Fair Value Estimate (Including Termination Discounts) = A - (B+C)
Pavilions Apartments	656,469	-	(164,117)	492,352
Phoenix Assisted Living 51	72,196	-	(18,049)	54,147
Pinecrest Town Homes	368,409	(349,989)	-	18,420
Pinnacle Woods Apartments	199,822	(189,830)	-	9,991
Plaza Campana	46,007	-	(11,502)	34,505
Punta Gorda	238,238	-	(59,559)	178,678
Redmond Commerce Center	278,175	-	(69,544)	208,631
SA3 AAA Stow A Way I-10	80,069	-	(20,017)	60,052
SA3 Attic Pantry Floresville	129,015	-	(32,254)	96,761
Sabo Road Self Storage (A Plus Self Storage)	115,130	-	(28,783)	86,348
Seasons at Boise-Turlock	116,134	(110,327)	-	5,807
Seasons at Vacaville	153,757	-	(38,439)	115,318
Springs Commerce Center I	208,851	-	(52,213)	156,638
Springs Commerce Center II	128,998	-	(32,249)	96,748
Springs Office	178,547	-	(44,637)	133,910
Storage Solutions Perry Road	139,207	-	(34,802)	104,405
Strongsville Corporate Center	415,405	-	(103,851)	311,554
Town Center Apartments	174,232	-	(43,558)	130,674
UCMN - Univ Commons Minnesota	970,634	-	(242,659)	727,976
UF Lubbock	1,036,916	-	(259,229)	777,687
UH College Station	1,037,320	-	(259,330)	777,990
UH San Marcos	823,715	-	(205,929)	617,786
UH San Marcos II	837,230	-	(209,308)	627,923
UH Tallahassee	713,098	(677,443)	-	35,655
US San Marcos	561,767	-	(140,442)	421,325
Villa Bella Senior Living	182,932	(173,786)	-	9,147
Villa Rose Senior Living	182,742	(173,604)	-	9,137
WildOak Apartment Homes	288,085	(273,681)	-	14,404
Windermere Place Apartments	639,884	-	(159,971)	479,913
Wolf Creek Apartments	246,006	-	(61,502)	184,505
Wolf Creek Apartments II	71,673	-	(17,918)	53,755
You Secure Self Storage	26,907	-	(6,727)	20,181
Total	**$18,543,955**	**($2,588,020)**	**($3,954,931)**	**$12,001,004**

Plus Amortization Benefit:		
Discount Rate	22.5%	
Tax Rate	35.0%	
Tax Amortization Period	15	
Tax Amortization Benefit		**$1,472,840**
Fair Value of Management Contracts		**$13,473,844**

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C. Remaining Useful Life Assumption

A remaining useful life was estimated in connection with our analysis of the Management Contracts. Remaining useful life is defined as the estimate of years from the valuation date when the asset no longer contributes economically. We reviewed several factors in evaluating the economic reality of the average expected useful life of the Management Contracts, including:

Type	Description
General Nature	The nature and type of the Management Contracts are typical for the TIC property and asset industry.
Expiration	The Management Contracts provide that they continue indefinitely until the earlier of the following: sale of the property; termination by manager; or termination by the owner of the property. The owner may terminate the agreement for "cause" (as defined) at any time; otherwise, the owner has the option to terminate the agreement annually. This factor would tend to indicate a potentially long-term expected life.
Mitigating Factors for Potential Early Termination Resulting from TIC Interests Held by ASR	ASR has also acquired in some of the properties that are the subject of the management agreements, either a tenancy-in-common interest in the property or an interest in an entity that owns a tenancy-in-common interest in the property. Therefore, even though any tenant in common can terminate its own management contract since employment of a new manager and the creation of a property management agreement typically requires action by all tenants-in-common, the property management agreement effectively cannot be replaced without the consent of the Company in those entities in which the Company has acquired an interest in the property, except for "cause", without the consent of the Company. This factor would tend to indicate that, under some of the agreements and assuming good operating performance, that ASR could extend the life of the Management Contracts indefinitely.
Historical Attrition	Although data was not available to examine the historical attrition rate observed by Evergreen's portfolio on a statistically reliable basis, the Company did provide certain information that was useful in assessing expected life. The Evergreen portfolio data reviewed described sixty-seven (67) TIC-owned properties, including most of the acquired Management Contracts, and included the origination date of the agreements. Although the portfolio is not a seasoned statistical portfolio—agreements were added and deleted as entered or terminated—the data does indicate several of the agreements have a substantial historical life. The portfolio included agreements that ranged from three (3) year to eighteen (18) years in duration and they averaged 6.4 years. Each of these agreements was still in effect at the end of the average 6.4 years. This data would tend to support the reasonableness of a relatively long life assumption, but is not conclusive as it doesn't include information on terminated agreements.

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Attrition Observed Following the Acquisition

Following the completion of the Transaction, ASR observed the loss of nine (9) contracts that were expected to terminate due to the historical performance record of Evergreen prior to the acquisition (seven agreements) and a lack of fit with ASR's core competencies for certain of the TIC properties (two assisted-living property agreements). In addition, there have been four (4) Management Contracts terminated wherein operating performance of Evergreen, and subsequently ASR, was considered good but the TIC-owners elected to change anyway. Certain other Management Contracts have been identified (four agreements) where a potential change may occur at some point in the future. The various attrition observations following the acquisition indicate vulnerability to changes, expected and unexpected. Accordingly, the likelihood of attrition would tend to suggest a downward pressure on an expected average life assumption.

Industry Observations

We were not able to obtain reliable attrition rates for TIC-managed real estate properties. Our research of public filings did find non-TIC owned managed real estate contracts that indicated useful life assumptions of ten (10) years.

Based on the analysis performed, our opinion of the indicated average expected useful life of the Management Contracts is **twelve (12) years** as of the Valuation Date. Our conclusion resulted from our observations of the data examined and our professional opinion. We elected to balance the factors that indicated a potentially very long-life of the Management Contracts (the open-ended term and nature of the agreements with disparate TIC-owners, observations of long-lives of many agreements in the Evergreen portfolio, and ASR's ability, in some instances to block changes to the agreements) with those factors that indicate an average life expectancy may be much shorter (observed attrition rates since the Transaction, expected attrition of some agreements in the near-term, and our research on related industry useful life assumptions).

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4. CONCLUSIONS

4.1 Allocation of Fair Value Summary

Based upon on the procedures described in this report and the corresponding underlying analysis, it is our opinion that the fair value of the Tangible Assets and Intangible Assets acquired, including amortization benefits, as of the Valuation Date, is reasonably stated as presented in the table below.

Purchase Price Allocation

Asset Class	Remaining Useful Life	Fair Value	Percentage of Total
Tangible Assets:			
Fractional Real Estate Interests	Various	$ 374,899	2.1%
Furniture, Fixtures & Equipment	Various	$ 148,000	0.8%
Intangible Assets:			
Property Management Contracts	12	$ 13,473,844	74.9%
Assembled Workforce (Goodwill)	N/A	$ 413,795	2.3%
Additional Goodwill	N/A	$ 3,589,462	19.9%
Total Purchase Price		**$18,000,000**	**100.0%**

4.2 Limits and Conditions

We have not contacted potential purchasers, therefore our estimate does not represent a market price or offering price from a specific purchaser for the Intangible Assets. The analysis herein is influenced by industry and economic conditions, which may vary from those present as of the date of this report. Additionally, the estimates provided by management will often vary from actual results and no reliance can be provided thereon.

We assumed that there were no undisclosed or unexpected conditions associated with ASR or Evergreen that would adversely affect our opinion or the values ascribed herein. The approaches and methodologies used in this report did not constitute an attest service as the American Institute of Certified Public Accountants defines that term. The objective of an attest service is the expression of an opinion regarding the fair presentation of financial statements or other financial information in accordance with generally accepted accounting principles. We express no opinion on, and we accept no responsibility for the accuracy of the information provided to us by ASR or its subsidiaries, related interests or affiliates which was used in our analysis.

The nature and scope of the engagement did not include a review of the Intangible Assets or Tangible Assets title, or the ability to assign rights in respect of the Intangible Assets or Tangible Assets. Therefore, we assume no responsibility for the title to, or the liabilities against, the Intangible Assets or Tangible Assets. Our work product was conducted in accordance with the Uniform Standards of Professional Appraisal Practice as promulgated by The Appraisal Foundation. None of the employees or partners of Herrera Partners who have worked on this engagement have any known or contemplated interest in ASR or Evergreen or their related parties or affiliates. Further, the compensation for this engagement is neither based on, or contingent upon the fair values reported.

Herrera Partners *21*

American Spectrum Realty, Inc.

Exhibit I

Summary of Proposed Asset Allocation

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American Spectrum Realty, Inc.

Purchase Price Allocation

Asset Class	Remaining Useful Life	Fair Value	Percentage of Total
Tangible Assets:			
Fractional Real Estate Interests	Various	$ 374,899	2.1%
Furniture, Fixtures & Equipment	Various	$ 148,000	0.8%
Intangible Assets:			
Property Management Contracts	12	$ 13,473,844	74.9%
Assembled Workforce (Goodwill)	N/A	$ 413,795	2.3%
Additional Goodwill	N/A	$ 3,589,462	19.9%
Total Purchase Price		**$18,000,000**	**100.0%**

Herrera Partners

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American Spectrum Realty, Inc.

Exhibit II

Tangible Assets

Herrera Partners

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American Spectrum Realty, Inc.

American Spectrum Realty, Inc.

Valuation of Real Estate Interests Acquired

Valuation of Project Level Equity (100% Interest)

Acquired Real Estate Interests	ASRM's 2011 Budgeted Revenue	ASRM's 2011 Budgeted NOI	Cap Rate Assumption	Projected Value	Less Debt Outstanding	Total Project Equity
Commerce Distributions Center	1,732,013	1,693,182	8.00%	21,164,775	(9,783,013)	11,381,762
Fishers Indiana Distribution Center	2,399,877	2,324,041	9.00%	25,822,678	(17,677,081)	8,145,597
Foxborough Business Park [1]	1,063,989	700,893	8.93%	7,848,746	(3,753,206)	4,095,540
Ohio II - Residences at Neward & Sheffield	1,975,998	1,024,941	7.50%	13,665,880	(9,531,056)	4,134,824
Pavilions Apartments	3,052,704	1,903,455	7.50%	25,379,400	(19,090,282)	6,289,118
Pinecrest Townhomes [2]	1,675,064	903,772	7.50%	12,050,293	(10,764,156)	1,286,137
San Antonio 3 - AAA Stow Away/Floresville	1,497,338	948,552	8.50%	11,159,435	(10,657,125)	502,310
Strongsville Corporate Center	2,228,658	1,959,886	9.00%	21,776,511	(15,026,800)	6,749,711
University Commons Minnesota	4,098,992	2,227,100	7.50%	29,694,667	(19,524,177)	10,170,490
WildOak Apartment Homes [3]	0	0	0.00%	Pending Foreclosure	-	-
Total				$ 168,562,385	$ (115,806,896)	$ 52,755,489

Valuation of ASR's Fractional Acquired Interests

Acquired Real Estate Interests	Total Project Equity	Ownership Percentage	ASR Equity Value	TIC Fractional Interest - Control & Marketability Discount	**Fair Value**
Commerce Distributions Center	11,381,762	1.000%	113,818	-30%	**79,672**
Fishers Indiana Distribution Center	8,145,597	1.000%	81,456	-30%	**57,019**
Foxborough Business Park [1]	4,095,540	0.717%	29,365	-30%	**20,556**
Ohio II - Residences at Neward & Sheffield	4,134,824	0.100%	4,135	-30%	**2,894**
Pavilions Apartments	6,289,118	1.000%	62,891	-30%	**44,024**
Pinecrest Townhomes [2]	1,286,137	0.531%	6,829	-30%	**4,781**
San Antonio 3 - AAA Stow Away/Floresville	502,310	0.075%	377	-30%	**264**
Strongsville Corporate Center	6,749,711	2.000%	134,994	-30%	**94,496**
University Commons Minnesota	10,170,490	1.000%	101,705	-30%	**71,193**
WildOak Apartment Homes [3]	-	0.976%	-		**-**
Total	$ 52,755,489		$ 535,570		**$ 374,899**

[1] Foxborough: Projected value is based on CBRE's asking price of $8.25 million discounted to $7.85 million.

[2] Pinecrest Townhomes: Projected value based on YTD NOI.

[3] WildOak Apartments: Expected foreclosure of property.

Herrera Partners *25*

American Spectrum Realty, Inc.

American Spectrum Realty, Inc.

Fair Value of Fixed Assets

Category	Normal Useful Life	Fair Value	Percentage of Total
Computer Equipment	4 years	$ 65,000	43.9%
Office Furniture	10 years	$ 53,000	35.8%
Office Equipment	6 years	$ 30,000	20.3%
Total Fixed Assets		**$ 148,000**	**100.0%**

* Preliminary allocation of total fixed assets fair value. ASR to confirm value by category.

Herrera Partners

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American Spectrum Realty, Inc.

Exhibit III

INTANGIBLE ASSETS

Herrera Partners 27

American Spectrum Realty, Inc.

American Spectrum Realty, Inc.

Valuation of Assembled Workforce

Valuation Date: January 17, 2010

Category		Total wages	Count	Recruit & Hire	Train	Subtotals
				Replacement cost, as %*		
Grade	4	-	-	25%	30%	0
Grade	3	124,987	2	15%	20%	43,746
Grade	2	1,506,586	44	10%	15%	376,646
Grade	1	977,517	47	5%	10%	146,628
TOTAL		2,609,090	93			
			Replacement Cost of Assembled Workforce			567,019
			less Taxes @	35.0%		(198,457)
			Cost Avoided, Net of Tax			368,563
			Amortization Benefit:			
			Discount Rate	22.5%		
			Tax Rate	35.0%		
			Tax Amortization Period	15		
			Amortization Benefit			45,232
			Fair Value of Assembled Workforce			**$ 413,795**

* Replacement cost estimates from Exhibit 21-1, *Valuing Intangible Assets,* Robert F. Reilly and Robert P. Schweihs, McGraw-Hill 1999

Grade Assumptions

Annual Compensation Median	Annual Compensation Mean	Grade
$ -	$ -	4
$ 62,494	$ 62,494	3
$ 32,760	$ 34,241	2
$ 20,800	$ 20,798	1

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American Spectrum Realty, Inc.

Valuaton of Property Management Contracts

Valuation Date: January 17, 2010	American Spectrum Realty, Inc.	Herrera Partners		
Acquired Property Management Contracts	Undadjusted Estimate of Fair Value (Capitalized Terminal Value) A	Discount Applied to Contracts Expected to Terminate (95%) B	Discount Applied to Reflect Potential Future Contract Termination (25%) C	Adjusted Fair Value Estimate (Including Termination Discounts) = A - (B+C)
1 Aldine Self Storage	$103,110	-	($25,777)	$77,332
2 American Storage Self Storage	144,576	-	(36,144)	108,432
3 Arbors Senior Living Investors, LLC	210,561	-	(52,640)	157,921
4 Attic Space Self Storage - Blanco Road	92,148	-	(23,037)	69,111
5 Attic Space Self Storage - Laredo	127,376	-	(31,844)	95,532
6 Bear Valley RV & Self Storage	85,103	-	(21,276)	63,827
7 Campus Court	29,515	-	(7,379)	22,136
8 Casa Bandera Apartments	220,759	-	(55,190)	165,569
9 Centennial Park Apartments	190,728	-	(47,682)	143,046
10 Charleston Blvd Stg	117,303	-	(29,326)	87,977
11 College Park Apartments	521,863	-	(130,466)	391,397
12 Commerce Distribution Center	165,188	-	(41,297)	123,891
13 Deland Self Storage	86,167	(81,859)	-	4,308
14 Denak Manor Apartments	180,784	-	(45,196)	135,588
15 Dixon & 51st	183,713	-	(45,928)	137,785
16 Fair Oaks West	144,982	-	(36,245)	108,736
17 Fishers Distribution Center	433,484	-	(108,371)	325,113
18 Florida 2 Ocala Self Storage	62,000	-	(15,500)	46,500
19 Florida 2 Tampa Self Storage	72,000	-	(18,000)	54,000
20 Foxborough Business Park	198,759	-	(49,690)	149,069
21 Ft. Worth Northwest Self Storage	114,683	-	(28,671)	86,012
22 Ft. Worth River Oaks Self Storage	157,830	-	(39,458)	118,373
23 Grissom Road Self Storage	151,864	-	(37,966)	113,898
24 Houston All Weather Self Storage	140,923	-	(35,231)	105,692
25 Houston South Mason Self Storage	124,791	-	(31,198)	93,593
26 Lakeview Square Apartments	920,558	-	(230,139)	690,418
27 Loop 1604 Self Storage	233,932	-	(58,483)	175,449
28 Marina Corporate Center	586,842	(557,500)	-	29,342
29 Muirwood Village Apartments	282,077	-	(70,519)	211,558
30 Ohio Commerce Center	218,461	-	(54,615)	163,846
31 Ohio II Investors	354,872	-	(88,718)	266,154
32 Park Club Apartments	569,431	-	(142,358)	427,073

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American Spectrum Realty, Inc.

Valuaton of Property Management Contracts

Valuation Date: January 17, 2010	American Spectrum Realty, Inc.	Herrera Partners			
Acquired Property Management Contracts	Undadjusted Estimate of Fair Value (Capitalized Terminal Value)	Discount Applied to Contracts Expected to Terminate (95%)	Discount Applied to Reflect Potential Future Contract Termination (25%)	Adjusted Fair Value Estimate (Including Termination Discounts)	
	A	B	C	= A - (B+C)	
33 Pavilions Apartments	656,459	-	(164,117)	492,352	
34 Phoenix Assisted Living 51	72,196	-	(18,049)	54,147	
35 Pinecrest Town Homes	368,409	(349,989)	-	18,420	
36 Pinnacle Woods Apartments	199,822	(189,830)	-	9,991	
37 Plaza Campana	46,007	-	(11,502)	34,505	
38 Punta Gorda	238,238	-	(59,559)	178,678	
39 Redmond Commerce Center	278,175	-	(69,544)	208,631	
40 SA3 AAA Stow A Way I-10	80,069	-	(20,017)	60,052	
41 SA3 Attic Pantry Floresville	129,015	-	(32,254)	96,761	
42 Sabo Road Self Storage (A Plus Self Storage	115,130	-	(28,783)	86,348	
43 Seasons at Boise-Turlock	116,134	(110,327)	-	5,807	
44 Seasons at Vacaville	153,757	-	(38,439)	115,318	
45 Springs Commerce Center I	208,851	-	(52,213)	156,638	
46 Springs Commerce Center II	128,998	-	(32,249)	96,748	
47 Springs Office	178,547	-	(44,637)	133,910	
48 Storage Solutions Perry Road	139,207	-	(34,802)	104,405	
49 Strongsville Corporate Center	415,405	-	(103,851)	311,554	
50 Town Center Apartments	174,232	-	(43,558)	130,674	
51 UCMN - Univ Commons Minnesota	970,634	-	(242,659)	727,976	
52 UF Lubbock	1,036,916	-	(259,229)	777,687	
53 UH College Station	1,037,320	-	(259,330)	777,990	
54 UH San Marcos	823,715	-	(205,929)	617,786	
55 UH San Marcos II	837,230	-	(209,308)	627,923	
56 UH Tallahassee	713,098	(677,443)	-	35,655	
57 US San Marcos	561,767	-	(140,442)	421,325	
58 Villa Bella Senior Living	182,932	(173,786)	-	9,147	
59 Villa Rose Senior Living	182,342	(173,604)	-	9,137	
60 WildOak Apartment Homes	288,085	(273,681)	-	14,404	
61 Windermere Place Apartments	639,884	-	(159,971)	479,913	
62 Wolf Creek Apartments	246,006	-	(61,502)	184,505	
63 Wolf Creek Apartments II	71,673	-	(17,918)	53,755	
64 You Secure Self Storage	26,907	-	(6,727)	20,181	
Total	**$18,543,955**	**($2,588,020)**	**($3,954,931)**	**$12,001,004**	**A**
		Plus Amortization Benefit:			
		Discount Rate	22.5%		
		Tax Rate	35.0%		
		Tax Amortization Period	15		
		Tax Amortization Benefit		**$1,472,840**	**B**
		Fair Value of Management Contracts		**$13,473,844**	=A+B

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American Spectrum Realty, Inc.

Exhibit IV

HERRERA PARTNERS

Herrera Partners

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American Spectrum Realty, Inc.

FINLEY BIGGERSTAFF
MANAGING DIRECTOR
HERRERA PARTNERS

DATE OF BIRTH	**EDUCATION**
December 23, 1966	BBA, The University of Texas at Austin, 1989

PROFESSIONAL EXPERIENCE

Herrera Partners **2006 to Date**
Houston, Texas

Managing Director – Energy Practice
Responsible for providing merger and acquisition advisory services, valuations, fairness opinions and other financial consulting services.

Enron Corp. & Bankruptcy Estate **1998 to 2006**
Houston, Texas

Director – Corporate Development
Executed divestiture activities for the bankruptcy estate's three largest operating platforms, Portland General Electric, CrossCountry Energy and Prisma Energy. Completed acquisitions and commodity financings in the energy and industrial market sectors prior to the bankruptcy.

Union Bank of Switzerland (UBS, AG) **1994 to 1998**
Houston, Texas

Assistant Vice President – Energy & Natural Resources Group
Completed acquisition financings, capital markets and mergers and acquisitions advisory transactions for Fortune 500 energy and natural resources companies in North America.

First Interstate Bank, N.A. **1989 to 1994**
(later acquired by Wells Fargo)
Houston, Texas

Assistant Vice President – Energy & Minerals Group
Originated financing transactions for middle-market energy clients in the oil & gas exploration and production, natural gas pipeline and mid-stream sectors.

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American Spectrum Realty, Inc.

GILBERT A. HERRERA
PRESIDENT AND CEO

DATE OF BIRTH

May 2, 1956

EDUCATION

BBA, The University of Texas at Austin, 1978

AWARDS AND HONORS

The Ex-Student's Association of The University of Texas, Austin, Texas
1995 Outstanding Young Texas Ex Award

Commencement Speaker – 1995; Graduation Exercises for the College of Business Administration, The University of Texas, Austin, Texas

Commission of 125; *Planning for the Future of the University of Texas at Austin*

EMPLOYMENT HISTORY

Herrera Partners
600 Jefferson, Suite 1080
Houston, Texas 77002-7363

June 1993 to Date

President and CEO
Private investment bank providing merger and acquisition advisory services, litigation support, valuations and fairness opinions.

Coopers & Lybrand, LLP
1100 Louisiana, Suite 4100
Houston, Texas 77002

May 1990 to May 1993

Director; Corporate Finance Group
Responsible for the development of a new regional financial advisory practice involving operational and financial consulting, private placements, valuations and mergers and acquisitions.

Underwood, Neuhaus & Co., Inc.
909 Fannin, Suite 700
Houston, Texas 77010

March 1986 to September 1989

First Vice President; Corporate Finance Department
Senior investment banker with the Corporate Finance Department. Instrumental in reviving dormant operational consulting, private placement and merger and acquisition effort.

Formerly Bank of the Southwest, Mercantile
Bank of Dallas and First City National Bank, NA
now known as JP Morgan/Chase Bank Texas, N. A.

December 1978 to February 1986

Held various investment banking and commercial lending positions including Director of the Capital Markets Department; Manager, Commercial Lending Group – Houston and Banking Officer, Europe, Middle East and Africa Group. Completed Mercantile Bank's eighteen month management training program in less than seven months and assigned to International Division.

Herrera Partners 33

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Since 1992, Herrera Partners has provided merger and acquisition advisory, debt and equity placements, SEC Compliance services, fairness opinions and valuations to our corporate clients and litigation support and expert testimony services to our legal clientele. The following summarizes some of the more noteworthy engagement matters recently completed by our firm:

Merger and Acquisition Advisory Services

Century Business Equipment, Inc. – a full service distributor of office equipment and supplies. HPLP successfully closed the sale of CBE's stock to a private investor realizing an enterprise value of one times revenue.

The Marker-Hoff Group, Inc. – a professional services firm with operations in the litigation support, document management and court reporting sectors. HPLP assisted the Company in valuing and structuring a merger with a regional court-reporting firm.

Media Printing Corporation – a high-end graphic arts and commercial printing Company specializing in four, five and six color newsletters, brochures, bill inserts, catalogs, calendars, maps and other marketing materials. HPLP successfully closed the sale of MPC's stock at a multiple of 6.15 times projected cash flow, which approximated 75% of revenues.

Montgomery Machine Company – a regional machining, boring and fabrication firm serving the energy services sector. HPLP valued the Company and assisted management in structuring a management led buyout.

SEI Heat Treat, L.P. – a regional metal processing facility providing heat treat and annealing services for industrial and commercial clients. HPLP negotiated the sale of the Company interests at a multiple of 6.10 times cash flow, which approximated one-time revenues.

Sterling Affiliates, Inc. – a fabricator of telecommunication and utility towers. HPLP successfully closed the sale of the Company's assets, which was part of their court-approved plan of liquidation in bankruptcy.

Tri-Coastal Legal Technologies, Inc. – a provider of high-end trial exhibits and demonstratives utilized in the legal, regulatory and commercial market. HPLP successfully closed the sale of the Company at a multiple of 5.35 times cash flow, which approximated 2.3 times revenues.

Tubular Technology, Inc. – a provider of rig-site tubular running, technical field and well completion services throughout the Gulf Coast region. HPLP successfully closed the sale of TTI's assets at a multiple of 3.85 times cash flow, which exceeded 1.75 times revenues.

X-Ray Inspection Services, Inc. – a highly regarded provider of non-destructive testing services to the energy, paper and utility industry throughout the Gulf Coast region. HPLP successfully closed the sale of XRI's stock at a multiple of 4.75 times cash flow, which exceeded 1.35 times revenues.

Financings and Recapitalizations

Continental Airlines, Inc. – a major trunk line carrier. HPLP financed the development and construction of Continental's kitchen facilities in Cleveland, Ohio and Newark, New Jersey.

Ellett Brothers, Inc. - a distributor of outdoor and sports equipment. HPLP has completed multiple financings including the refinancing of an industrial development bond for their warehouse/distribution facility in Chapin, SC, refinancing their working capital and line of credit facility and a recapitalization that resulted in a shareholder dividend.

Flexitallic Group, Inc. - manufacturer of gaskets and sealant products. HPLP has completed multiple financings including the refinancing of their working capital line of credit, term revolver and subordinated debentures.

Hahn & Clay, Inc. - a manufacturer and fabricator of processing equipment and systems. HPLP financed the purchase of the Company by new ownership.

Herrera Partners *34*

American Spectrum Realty, Inc.

Petro Source Investments, Inc. - a CO_2 pipeline and transportation company. HPLP assisted in the development and construction of Petro Source's CO_2 pipeline in the Wind River basin in Wyoming.

Redman Pipe & Supply, Inc. - a distributor of energy products and equipment. HPLP completed the refinancing of their working capital line of credit and term revolver.

Fairness Opinions

Berry GP, Inc. d/b/a Berry Contracting, Inc. – a full service, multi-discipline construction, fabrication and maintenance provider serving the refining, chemical and petrochemical, gas processing and transmission, offshore exploration and production, power generation, environmental remediation and ore processing sectors. HPLP provided a fairness opinion regarding the organizational restructuring and resulting change of control.

Eagle Broadband, Inc. [AMEX: EAG] – a manufacturer of wireless communications equipment and software for IPTVComplete, wireless messaging, remote data acquisition and specialized mobile radio (SMR) markets. HPLP provided a fairness opinion regarding the merger with Clearworks.net [AMEX: CLW].

ERHC Energy, Inc. [OTC BB:ERHE] – an oil and gas exploration and energy development company. HPLP provided a fairness opinion regarding a debt to equity conversion.

Estate Cartridge Inc. – a manufacturer and distributor of high-end ammunition and sport shooting products. HPLP provided a fairness opinion regarding a partial redemption of shares involving certain shareholders.

HyperDynamic Corporation [AMEX: HDY] – an information technology service provider in the ecommerce sector. HPLP provided a fairness opinion regarding an exchange offering.

PharmaFrontiers Corporation [OTC BB:PFTR] – a drug development company focusing on autologous cellular therapies for the treatment of multiple sclerosis, congestive heart failure, and diabetes. HPLP provided a fairness opinion regarding the acquisition of Opexa Pharmaceuticals, Inc.

SurgiCare, Inc. [AMEX: SRG] – a developer and operator of free standing, licensed outpatient surgical centers. HPLP provided a fairness opinion regarding a recapitalization and corporate restructuring plan.

Travelers Exploration Company – an oil and gas exploration and energy development company. HPLP provided a fairness opinion regarding formation of a tax-exempt charitable foundation.

Trilogy Systems Corporation – a manufacturer of linear motor components utilizing in the factory automation and logistics market. HPLP served as the fiduciary to the ESOP trustee, in compliance with ERISA, and provided a fairness opinion regarding the sale of the Company.

SEC Compliance Services

Eagle Broadband, Inc. [AMEX: EAG] – a manufacturer of wireless communications equipment and software for IPTVComplete, wireless messaging, remote data acquisition and specialized mobile radio (SMR) markets. HPLP provided a FAS 141, 142 and 144 impairment analysis relating to certain intangibles and fixed assets resulting from an acquisition. Additionally, HPLP has provided a FAS 133 embedded derivatives analysis and valuation relating to their convertible notes and warrants.

eLinear, Inc. [AMEX:ELU] – a provider of network-related technology solutions, security, IP telephony, and network and storage solutions. HPLP provided a FAS 133 embedded derivatives analysis and valuation relating to their convertible notes and warrants and assisted the Company with revising and bringing into compliance prior public filings.

Emerge Capital Corporation. [OTC BB:EMGC] – a provider of merchant banking services to public and private companies and strategic consulting services, investment, and working capital to micro-cap companies. HPLP provided a FAS 133 embedded derivatives analysis and valuation relating to their convertible notes and warrants.

Herrera Partners *35*

American Spectrum Realty, Inc.

ERF Wireless, Inc. [OTC BB:ERFW] – a provider of high-end, commercial wireless communications products and services, including high-speed wireless broadband Internet services to the financial industry. HPLP provided a FAS 133 embedded derivatives analysis and valuation relating to their convertible notes and warrants.

Houston American Energy Corporation [OTC BB:HUSA] – an oil and gas exploration and energy development company. HPLP provided a FAS 133 embedded derivatives analysis and valuation relating to their convertible notes and warrants.

New Century Energy Corporation [OTC BB:NCEY] – an oil and gas exploration and energy development company. HPLP provided a FAS 133 embedded derivatives analysis and valuation relating to their convertible notes and warrants.

PharmaFrontiers Corporation [OTC BB:PFTR] – a drug development company focusing on autologous cellular therapies for the treatment of multiple sclerosis, congestive heart failure, and diabetes. HPLP provided a FAS 142 impairment analysis relating to certain intangibles resulting from an acquisition.

Restructurings and Reorganizations

Beasley Printing Company – Adversary No. 98-3205; W. Steve Smith, Trustee of the Bankruptcy Estate vs. James M. Hatler, et al.; In the Southern District of Texas, Houston Division. HPLP advised the Trustee with respect to financial and other matters in the foregoing matter and subsequent liquidation of the Company.

Bodark T Corporation – a systems integration and technology consulting firm. HPLP advised management in discontinuing certain operations and valuing common stock issued to management of discontinued operations.

ebaseOne Corporation – an information technology service provider in the e-commerce sector. HPLP advised the Company in developing and preparing for filing of Chapter VII petition and subsequent liquidation.

ERHC Energy, Inc. [OTC BB:ERHE] – an oil and gas exploration and energy development company. HPLP advised the Company on (i) the successful restructuring of its working capital and other indebtedness, (ii) removing the qualified opinion on its audited financial statements and (iii) the eventual debt to equity conversion.

Flexitallic Group, Inc. – a multi-national manufacturer and distributor of gaskets and sealants. HPLP advised the Company on the successful restructuring and refinancing of its senior and subordinated indebtedness.

Ironwood Homes, Inc. – a residential homebuilder and developer. HPLP advised the Company on an organizational restructuring plan involving management and certain shareholders.

Sampson Steel Corporation – a metals service and recycling firm. HPLP valued and advised the Company on the disposition of their metals recycling division including evaluating several restructuring alternatives.

Triten Corporation – a bulkwelding and engineering, procurement and construction management firm. HPLP advised the Company on the successful restructuring of its indebtedness.

Valuations

Acme Safe & Lock Services Company – a regional distributor of security systems. HPLP valued the Company and advised the shareholders regarding an equity restructuring.

CMA Design d/b/a Sawyer Associates, Inc. – a graphics design and creative arts provider of brand development services to the food, software and beverage market. HPLP advised the Company in formulating an organizational restructuring plan involving management and shareholders.

Eagle Broadband, Inc. [AMEX: EAG] – a manufacturer of wireless communications equipment and software for IPTVComplete, wireless messaging, remote data acquisition and specialized mobile radio (SMR) markets. HPLP provided an allocation of purchase price regarding certain intangibles acquired through a prior acquisition.

36

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American Spectrum Realty, Inc.

Flexitallic Group, Inc. – a multi-national manufacturer and distributor of gaskets and sealants. HPLP provided a FAS 142 impairment study regarding certain intangibles.

GraphTec, Inc. – a provider of signage graphics and printing services. HPLP valued the Company and advised shareholders regarding certain estate and tax planning matters.

InfoHighway Communications Corporation [NASD: IW] – a local exchange, long distance reseller and internet service provider. HPLP valued certain option grants and advised the Company on the allocation of intangibles and goodwill resulting from prior acquisitions.

Maritime Services Ltd – a shipping and truck brokerage services company. HPLP valued the Company and advised shareholders regarding certain estate and tax planning matters.

New Wavo Communication Group, Inc. – a regional, multi-licensed radio station operator serving Montgomery County and surrounding areas. HPLP valued the Company and advised the shareholder with respect to an equity recapitalization.

Ocean Design Associates, Inc. – an offshore and subsea engineering Company. HPLP valued the "built-in gain" resulting from a "C" to an "S" election and advised shareholders regarding the sale of the Company.

Petro Source Partners, Ltd. – a fuel distribution, marketing and trading firm. HPLP valued certain contracts and assets related to the sale of the fuel marketing and condensate business.

SurgiCare, Inc. [AMEX: SRG] – a developer and operator of free standing, licensed outpatient surgical centers. HPLP provided an allocation of purchase price valuation regarding certain intangibles resulting from a restructuring and recapitalization.

TRE Financial Services, Inc. – a tax preparation software, service and development company. HPLP provided an allocation of value regarding certain intangibles.

Tri-Coastal Legal Technologies, Inc. – a provider of high-end trial exhibits and demonstratives utilized in the legal, regulatory and commercial market. HPLP valued the "built-in gain" resulting from a "C" to an "S" election relating to the sale of the Company.

Tubular Technology, Inc. – a provider of rig-site tubular running, technical field and well completion services throughout the Gulf Coast region. HPLP provided an allocation of purchase price and allocation of intangibles arising from the sale of the Company.

Turn-Key Coatings, Inc. – a provider of industrial coatings and finishes for industrial purposes. HPLP valued the Company's fixed and intangible assets for allocation of purchase price purposes.

Varitek Industries, Inc. [NASD: VATK] – a provider of telematics security and asset management systems. HPLP valued certain compensatory "fee for services" shares and option grants and advised management with respect to an 83(b) election for tax purposes.

Expert Testimony and Litigation Support Services

Cause No. 2004-10551, Associated International Technology, Inc. vs. Halliburton Energy Services, Inc., et al; In the 127th District Court of Harris County, Texas; Energy Industry, Breach of Contract and Failure to Perform.

Cause No. 2004-12597, Susan L. Davidson vs. Medical Research Consultants/Wise Resolutions, Inc., et al; In the 165th District Court of Harris County, Texas; Professional Services Industry, Shareholder Oppression.

NASD Arbitration No. 04-04043, Firemen's Relief & Retirement Fund of Texas City, Texas vs. Prudential Securities, Inc. and Robert Florance; Securities Industry, Breach of Contract and Failure to Perform.

Cause No. 2003-32546, Louis Stanley Decker and AOCO Operating Company, Inc., et al vs. Triassic Energy Partners, LP, et al; In the 215th District Court of Harris County, Texas; Energy Industry, Breach of Contract and Failure to Perform.

Herrera Partners *37*

American Spectrum Realty, Inc.

Cause No. 3:03-1130, King Records, Inc., GML, Inc., International Marketing Group, Inc., Moe Lytle, Highland Music, Inc., et al vs. Donald M. Daily and Harold W. Daily, Jr., et al; In the United States District Court for the Middle District of Tennessee; Entertainment Services Industry, Breach of Contract and Failure to Perform.

Cause No. 03-02532-E, Bell Aviation, Inc., et al vs. Sino Swearingen Aircraft Company, L.P., et al; In the 101st District Court of Dallas County, Texas; Transportation Industry, Breach of Contract.

Cause No. 2003-59255, Betty F. Wolfenson vs. Roger E. King, et al; In the 127th District Court of Harris County, Texas; Securities Industry, Breach of Contract.

Cause No. 2003-09145; Horizon Merchants, Inc. d/b/a Billy Bob's Beds vs. Clear Channel Outdoor; In the 269th Judicial District of Harris County, Texas; Retail Industry, Misappropriation of Work Product.

Cause No. C2875-03-D; STAT Dialysis, Inc., d/b/a McAllen Kidney Center and d/b/a Weslaco Kidney Center vs. William Restrepo, M.D. and Maharaj Razdan, M.D.; In the 206th Judicial District of Hidalgo County, Texas; Medical Services, Breach of Contract and Failure to Perform.

Cause No. 2002-03613, In the Matter of the Marriage of James D. Goode and Kathleen Nell Goode; In the 308th District Court of Harris County, Texas; Restaurant and Food Service Industry, Marital Dissolution.

Cause No. H-02-3521, Crutchfield Capital Corporation vs. CGI Group, Inc., et al; In the United States District Court for the Southern District of Texas, Houston Division; Financial Services Industry, Breach of Contract and Failure to Perform.

Cause No. 02-53514-C Chapter 11, CPWH Residential, Ltd., Debtor and CPWH Residential, Ltd. vs. Ryan Companies US, Inc., et al; In the United States Bankruptcy Court for the Western District of Texas, San Antonio Division; Real Estate Industry, Malpractice and Failure to Perform.

Cause No. 2001-61380, Ironwood Homes, Inc., et al vs. Nellie G. Butera as Trustee of The Nellie G. Butera Trust, et al; In the 113th District Court of County, Texas; Construction Industry, Breach of Contract and Failure to Perform.

Cause No. 2001-CI-05281, Anthony J. Bricca, et al vs. HUBCO, Inc., et al; In the 166th District Court of Bexar County, Texas; Transportation Industry, Wrongful Death.

Cause No. 102-517,782, Jerry Brantley vs. Alamosa PCS Holdings, Inc. and David Sharbutt; In the 72nd District Court of Lubbock County, Texas; Telecommunication Industry, Breach of Contract.

Cause No. 2001-29546, EquaTerra, Inc. vs. KPMG Consulting, Inc.; In the 270th District Court of Harris County, Texas; Technology Service Provider, Breach of Contract.

Cause No. 01-10555, Gerald L. Hurley vs. Bay Architects, Inc., et al.; In the 281st District Court of Harris County, Texas; Architectural Industry, Breach of Contract and Shareholder Oppression.

NASD Arbitration No. 01-7152, Larry H. Ramming vs. Prudential Securities, Inc., et al.; Securities Industry, Breach of Duty.

Cause No. 2000-63961, Howard Huddleston, M.D. vs. Anesthesia Specialists of Houston, et al.; In the 234th District Court of Harris County, Texas; Medical Provider Industry, Breach of Contract and Shareholder Oppression.

Cause No. 00-6523-F, Margarita Sanchez, et al. vs. Parke-Davis, an unincorporated division of The Warner-Lambert Company, et al.; In the 214th District Court of Nueces County, Texas; Medical Products, Punitive Damages.

Cause No. 00-079-38707, Cynthia Hernandez v. Pfizer, Inc., Warner-Lambert Company, now known as Pfizer, Inc., and Rajeev Narang, M.D.; In the 79th District Court of Jim Wells County, Texas. Medical Products, Punitive Damages.

Herrera Partners *38*

American Spectrum Realty, Inc.

Cause No. 00-2784, Pineywoods MHP, L.L.C. vs. Edward R. Christie and Landamerica Financial Company, Inc.: In The United States District Court For The Southern District Of Texas, Houston Division; Real Estate Industry, Breach of Contract and Misrepresentation.

Cause No. 99-21040, Sandstone Products, Inc. vs. Republic Powdered Metals, Inc.; In the 152nd District Court of Harris County, Texas; Roofing Products Industry, Defamation and Tortuous Interference.

Consolidated Cause No. 1999-24714, Anthony J. Clark, et al. vs. Market Hub Partners, L.P., et al.; In the 157th District Court of Harris County, Texas; Energy Industry, Employment Contract.

Cause No. 99-6505 AE, B. Martin Atkins v. Topp Telecom, Inc., et al., In the 15th Circuit Court, in and for Palm Beach County Florida; Telecommunication and Media Industry, Employment Contract and Shareholder Oppression.

Cause No. A:99CA-468 SS; Thomas Mann, Jr. v. Texas Commission on Alcohol and Drug Abuse; In The United States District Court For The Western District Of Texas, Austin Division. Governmental Entity, Age and Race Discrimination.

Cause No.110,530, Stephen K. Hann vs. Kelley Morgan Hann; In the 328th District Court of Fort Bend County, Texas; Construction and Homebuilding Industry, Marital Dissolution.

Cause No. 70 181 00155 98, Online Commerce Corporation vs. MCI Telecommunications and MCI Communications Corporation; In the 270th District Court of Harris County, Texas; Telecommunications Industry, Inducement and Breach of Duty.

Cause No. 98-43230, Brewer & Pritchard, P.C. vs. Nick Johnson and James W. Chang; In the 113th District Court of Harris County, Texas; Professional Services Industry, Breach of Duty and Fraud.

Cause No. 98-42530, Medallion International Corporation vs. Cesar Sylva, et al.; In the 125th District Court of Harris County, Texas; Construction Industry, Breach of Contract.

Cause No. G-98-638, J.C. Huston Hardware, Inc., et al. vs. Phillips Petroleum Company, et al.; In The United States District Court For The Southern District Of Texas, Galveston Division; Energy Service Industry, Breach of Contract.

Cause No. 97-10-13286, James L. Marshall, et al. vs. First Capital Bank, ssb, et al.; In the 24th District Court of Calhoun County, Texas; Financial Services, Breach of Contract and Failure to Perform.

Herrera Partners *39*

Exhibit B

7. Authority and Responsibilities of the Manager

7.1 Management. The business and affairs of the Company shall be managed by its Manager. Except as otherwise set forth in this Agreement, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and all property of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

7.2 Number, Tenure and Qualifications. The Company shall have no less than one or more than two Managers or Co-Managers, which upon the effective date of this Agreement shall be Luke V. McCarthy and Michael W. Palmer. The Manager or Co-Managers shall hold office until removed, withdrawal or resignation. The term "Manager", "Managers," "Co-Managers" or "Co-Manager" may be used in the alternative.

7.3 Manager Authority. The Manager shall have all authority, rights and powers conferred by law (subject only to any limitations contained in the Certificate of Formation and to Section 7.4) and those required or appropriate to the management of the Company's business, which, by way of illustration but not by way of limitation, shall include the right, authority and power to cause the Company to:

7.3.1 Subject to any limitations on the Company's ability to invest or own such other assets, and in no event contrary to the investment objectives for the Company set forth in the Memorandum, acquire, hold, develop, lease, rent, operate, sell, exchange, subdivide and otherwise dispose of the Company's property, including, subject to the terms of Section 8.2, the Tenant in Common Interests and/or the Property;

7.3.2 Subject to the terms of Section 8.2, borrow money, and, if security is required therefor, to pledge or mortgage or subject the Tenant in Common Interests held by the Company to any security device, to obtain replacements of any mortgage or other security device and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any mortgage or other security device. All of the foregoing shall be on such terms and in such amounts as the Manager, in its sole discretion, deems to be in the best interest of the Company;

7.3.3 Reserved.

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7.3.4 Enter into such contracts and agreements as the Manager determines to be reasonably necessary or appropriate in connection with the Company's business and purpose (including contracts with Affiliates of the Manager, for example, the Asset Management Agreement and the Master Lease), and any contract of insurance that the Manager deems necessary or appropriate for the protection of the Company and the Manager, including errors and omissions insurance, for the conservation of Company assets, or for any purpose convenient or beneficial to the Company;

7.3.5 Employ persons, who may be Affiliates of the Manager, in the operation and management of the business of the Company;

7.3.6 Prepare or cause to be prepared reports, statements, and other relevant information for distribution to the Members;

7.3.7 Open accounts and deposits and maintain funds in the name of the Company in banks, savings and loan associations, "money market" mutual funds and other instruments as the Manager may deem in its discretion to be necessary or desirable;

7.3.8 Cause the Company to make or revoke any of the elections referred to in the Code (the Manager shall have no obligation to make any such elections);

7.3.9 Select as its accounting year a calendar or fiscal year as may be approved by the Internal Revenue Service (the Company initially intends to adopt the calendar year);

7.3.10 Determine the appropriate accounting method or methods to be used by the Company;

7.3.11 In addition to any amendments otherwise authorized herein, amend this Agreement without any action on the part of the Members by special or general power of attorney or otherwise:

(a) To add to the representations, duties, services or obligations of the Manager or its Affiliates, for the benefit of the Members;

(b) To cure any ambiguity or mistake, to correct or supplement any provision herein that may be inconsistent with any other provision herein, or to make any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement;

(c) To delete or add any provision of this Agreement required to be so deleted or added for the benefit of the Members by the staff of the Securities and Exchange Commission or by a state "Blue Sky" Commissioner or similar official;

(d) To amend this Agreement to reflect the addition or substitution of Members or the reduction of the Capital Accounts upon the return of capital to the Members;

(e) To minimize the adverse impact of, or comply with, any final regulation of the United States Department of Labor, or other federal agency having jurisdiction, defining "plan assets" for ERISA purposes;

(f) To reconstitute the Company under the laws of another state if beneficial; and

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(g) To execute, acknowledge and deliver any and all instruments to effectuate the foregoing, including the execution, acknowledgment and delivery of any such instrument by the attorney-in-fact for the Manager under a special or limited power of attorney, and to take all such actions in connection therewith as the Manager shall deem necessary or appropriate with the signature of the Manager acting alone.

7.3.12 Require in any Company contract that the Manager shall not have any personal liability, but that the person or entity contracting with the Company is to look solely to the Company and its assets for satisfaction;

7.3.13 Lease personal property for use by the Company;

7.3.14 Establish reserves from income in such amounts as the Manager may deem appropriate;

7.3.15 Temporarily invest the proceeds from sale of Investor Units in short-term, highly-liquid investments;

7.3.16 Make secured or unsecured loans to the Company and receive interest at the rates set forth herein;

7.3.17 Represent the Company and the Members as "tax matters partner" within the meaning of the Code in discussions with the Internal Revenue Service regarding the tax treatment of items of Company income, loss, deduction or credit, or any other matter reflected in the Company's returns, and, if deemed in the best interest of the Members, to agree to final Company administrative adjustments or file a petition for a readjustment of the Company items in question with the applicable court;

7.3.18 Subject to Section 8.2, execute and amend the Asset Management Agreement on behalf of the Company, and take all actions and make any decision on behalf of the Company under the Asset Management Agreement;

7.3.19 Hold an election for a successor Manager before the resignation, expulsion or dissolution of the Manager;

7.3.20 Initiate legal actions, settle legal actions and defend legal actions on behalf of the Company;

7.3.21 Admit itself as a Member;

7.3.22 Subject to Section 8.2, take all actions and make any decision on behalf of the Company under the Master Lease;

7.3.23 Subject to Section 8.2, execute and amend the Master Lease on behalf of the Company;

7.3.24 Enter into any transaction with any partnership or venture;

7.3.25 Place all or a portion of the Tenant in Common Interests or the Property in a single purpose or bankruptcy remote entity, or otherwise structure or restructure the Company to accommodate any financing for the Tenant in Common Interests or the Property;

11

7.3.26 Perform any and all other acts that the Manager is obligated to perform hereunder; and

7.3.27 Execute, acknowledge and deliver any and all instruments to effectuate the foregoing and take all such actions in connection therewith as the Manager may deem necessary or appropriate. Any and all documents or instruments may be executed on behalf and in the name of the Company by the Manager.

7.4 Restrictions on Manager's Authority. Neither the Manager nor any Affiliates shall have authority to:

7.4.1 Enter into contracts with the Company that would bind the Company after the expulsion, Event of Insolvency or other cessation to exist of the Manager, or to continue the business of the Company after the occurrence of such event;

7.4.2 Use or permit any other person to use Company funds or assets in any manner except for the exclusive benefit of the Company;

7.4.3 Alter the primary purpose of the Company;

7.4.4 Receive from the Company a rebate or give-up or participate in any reciprocal business arrangements that would enable it or any Affiliate to do so;

7.4.5 Except for the Property, sell or lease to the Company any real property in which the Manager or any Affiliate has any interest without a Majority Vote of the Members;

7.4.6 Admit another person or entity as the Manager, except with the consent of the Members as provided in this Agreement;

7.4.7 Reinvest Cash from Operations in any additional properties other than the Tenant in Common Interests or the Property;

7.4.8 Confess a judgment against the Company in connection with any threatened or pending legal action;

7.4.9 Commingle the Company funds with those of any other person or entity, except for (i) the temporary deposit of funds in a bank checking account for the sole purpose of making Distributions immediately thereafter to the Members and the Manager or (ii) funds attributable to the Tenant in Common Interests or the Property and held for use in the management of the operations of the Property;

7.4.10 Directly or indirectly pay or award any finder's fees, commissions or other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise the purchaser regarding the purchase of Investor Units;

7.4.11 Merge, combine or "roll-up" the Company into a partnership, limited liability company or other entity or participate in an UPREIT, DOWNREIT or similar transaction with a real estate investment trust; or

7.4.12 Except to the extent authorized by a vote of the applicable Members under Section 8.2, perform any of the actions reserved to the Members under Section 8.2.

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7.5 Responsibilities of the Manager. The Manager shall:

7.5.1 Have a fiduciary responsibility for the safekeeping and use of all the funds and assets of the Company;

7.5.2 Devote such of its time and efforts to the business of the Company as the Manager shall in its discretion, exercised in good faith, determine to be necessary to conduct the business of the Company;

7.5.3 File and publish all certificates, statements or other instruments required by law for formation, qualification and operation of the Company and for the conduct of its business in all appropriate jurisdictions;

7.5.4 Cause the Company to be protected by public liability, property damage and other insurance determined by the Manager in its discretion to be appropriate to the business of the Company;

7.5.5 At all times use its best efforts to meet applicable requirements for the Company to be taxed as a partnership and not as an association taxable as a corporation; and

7.5.6 Amend this Agreement to reflect the admission of Members not later than 90 days after the date of admission or substitution.

7.6 Administration of Company. So long as it is the Manager and the provisions of this Agreement for compensation and reimbursement of expenses of the Manager are observed, the Manager shall have the responsibility of providing continuing administrative and executive support, advice, consultation, analysis and supervision with respect to the functions of the Company, including decisions regarding the sale or refinancing or other disposition of the Tenant in Common Interests or the Property, and compliance with federal, state and local regulatory requirements and procedures. In this regard, the Manager may retain the services of such Affiliates or unaffiliated parties as the Manager may deem appropriate to provide management and financial consultation and advice, and may enter into agreements for the management and operation of Company assets.

7.7 Tax Matters Member. The Members hereby appoint the Manager to act as the "tax matters partner."

7.8 Indemnification of Manager.

7.8.1 The Manager, its members, managers, shareholders, affiliates, officers, directors, partners, employees, agents and assigns, shall not be liable for, and shall be indemnified and held harmless (to the extent of the Company's assets) from, any loss or damage incurred by them, the Company or the Members in connection with the business of the Company, including costs and reasonable attorneys' fees and any amounts expended in the settlement of any claims of loss or damage resulting from any act or omission performed or omitted in good faith, which shall not constitute negligence or willful malfeasance, pursuant to the authority granted, to promote the interests of the Company. Moreover, the Manager shall not be liable to the Company or the Members because any taxing authorities disallow or adjust any deductions or credits in the Company income tax returns.

7.8.2 Notwithstanding Section 7.8.1, the Company shall not indemnify any Manager, or shareholder, director, officer or other employee thereof, for liability imposed or expenses incurred in connection with any claim arising out of a violation of the Securities Act of 1933, as amended, or any other federal or state securities law, with respect to the offer and sale of the

13

Investor Units. Indemnification will be allowed for settlements and related expenses in lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that (i) the Manager is successful in defending the action; or (ii) the indemnification is specifically approved by the court of law which shall have been advised as to the current position of the Securities and Exchange Commission (as to any claim involving allegations that the Securities Act of 1933, as amended, was violated) or the applicable state authority (as to any claim involving allegations that the applicable state's securities laws were violated).

7.8.3 The provisions of this Section 7.8 shall be in addition to, and not in lieu of, or limit, any provisions of the Company's Certificate of Formation authorizing the limitation of liability, and indemnification of, the Manager and certain other persons and entities.

7.9 No Personal Liability for Return of Capital. The Manager shall not be personally liable or responsible for the return or repayment of all or any portion of the Capital Contribution of any Member or any loan made by any Member to the Company, it being expressly understood that any such return of capital or repayment of any loan shall be made solely from the assets (which shall not include any right of contribution from any Member) of the Company.

7.10 Authority as to Third Persons.

7.10.1 No third party dealing with the Company shall be required to investigate the authority of the Manager or secure the approval or confirmation by any Member of any act of the Manager in connection with the Company business. No purchaser of any property or interest owned by the Company shall be required to determine the right to sell or the authority of the Manager to sign and deliver any instrument of transfer on behalf of the Company, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith.

7.10.2 The Manager shall have full authority to execute on behalf of the Company any, and all agreements, contracts, conveyances, deeds, mortgages and other instruments, and the execution thereof by one or more officers of the Manager, if the Manager is an entity, or by the Manager, if Manager is an individual, executing on behalf of the Company shall be the only execution necessary to bind the Company thereto. If there is more than one person or entity constituting the Manager, any such person or entity is entitled to bind the Company as the Manager. No signature of any other Manager or Member shall be required.

7.10.3 The Manager shall have the right by separate instrument or document to authorize one or more individuals or entities to execute leases and lease-related documents on behalf of the Company and any leases and documents executed by such agent shall be binding upon the Company as if executed by the Manager.

7.10.4 The Members hereby adopt the Master Lease, the form of which is attached as an Exhibit to the Memorandum, and the Asset Management Agreement, the form of which is attached as an Exhibit to the Memorandum.

Exhibit C

Step 1. Is ASR the property manager with the authority to direct the activities that most significantly impact the property's performance as an economic entity?

- Authority to sign and approve leases,
- Have ability and authority to borrow funds and/or refinance debt within contractually defined parameters,
- Have ability and authority to enter into an agreement to sell the property within the contractually defined parameters,
- Set, distribute and implement the operating and capital budgets, or
- Any other activity that might significantly impact the property's economic performance?

If the company answers yes to any of the above, proceed to step 2.

Step 2. If the property is owned by tenants-in-common, has ASR been elected to be the property manager by all tenants-in-common, or, in the alternative, does ASR own a tenant-in-common interest or control a tenant-in-common interest by having been duly approved as the manager of an investor LLC which holds a tenant-in-common interest?

If the company answers yes to any of the above, proceed to step 3.

Step 3. Does ASR *either* bear the risk of losses or have the right to receive benefits that could be significant to the entity?

- Will ASR fund deficit cash flows?
- If the property were sold, who would receive the greatest amount of proceeds as compared to their ownership position?
- As the managing member of the LLC, does the debt have a carve out clause making ASR liable in the event that the bank can prove ASR materially misrepresented key facts and circumstances relating to the issuance of the debt?
- If management control exists, are the fees or potential fees significant to the VIE? Do other benefits or potential benefits exist from the VIE which would be greater than these fees to another party?

If the company answers yes to any of the above, proceed to step 4.

Step 4. Are there other entities consolidating the VIE?

If the company has reached step 4 and answers 'No' to this question, then consolidation of the entity appears appropriate.

414017v1

Exhibit D

Materiality Analysis of Depreciation and Amortization Attributable to Evergreen Transaction

Three Months Ended March 31, 2010	As Filed	As Revised	Change	% Chg
Depreciation and amortization	3,570,000	3,761,000	191,000	5.4%
Deferred income tax benefit	1,134,000	1,204,001	70,001	6.2%
Loss from continuing operations	(1,872,000)	(1,993,001)	(121,001)	6.5%
Net income attributable to noncontrolling interests	466,000	501,000	35,000	7.5%
Net income attributable to ASR, Inc.	509,000	423,000	(86,000)	-16.9%
Loss from continuing operations per share	(0.53)	(0.58)	(0.05)	9.4%
Net income per share	0.18	0.15	(0.03)	22.2%

Three Months Ended June 30, 2010	As Filed	As Revised	Change	% Chg
Depreciation and amortization	3,579,000	3,866,000	287,000	8.0%
Deferred income tax benefit	1,762,000	1,867,000	105,000	6.0%
Loss from continuing operations	(2,933,000)	(3,115,000)	(182,000)	6.2%
Net loss attributable to noncontrolling interests	878,000	938,000	60,000	6.8%
Net loss attributable to ASR, Inc.	(2,055,000)	(2,177,001)	(122,001)	5.9%
Loss from continuing operations per share	(0.70)	(0.74)	(0.04)	5.7%
Net loss per share	(0.70)	(0.74)	(0.04)	5.7%

Six Months Ended June 30, 2010	As Filed	As Revised	Change	% Chg
Depreciation and amortization	7,149,000	7,627,000	478,000	6.7%
Deferred income tax benefit	2,896,000	3,071,001	175,001	6.0%
Loss from continuing operations	(4,805,000)	(5,108,000)	(303,000)	6.3%
Net loss attributable to noncontrolling interests	412,000	437,000	25,000	6.1%
Net loss attributable to ASR, Inc.	(1,546,000)	(1,754,001)	(208,001)	13.5%
Loss from continuing operations per share	(1.23)	(1.32)	(0.09)	7.3%
Net loss per share	(0.52)	(0.59)	(0.07)	13.5%

Three Months Ended September 30, 2010	As Filed	As Revised	Change	% Chg
Depreciation and amortization	3,608,000	3,895,000	287,000	8.0%
Deferred income tax benefit	1,697,000	1,802,000	105,000	6.2%
Loss from continuing operations	(3,245,000)	(3,427,000)	(182,000)	5.6%
Net loss attributable to noncontrolling interests	1,092,000	1,155,000	63,000	5.8%
Net loss attributable to ASR, Inc.	(2,153,000)	(2,272,000)	(119,000)	5.5%
Loss from continuing operations per share	(0.73)	(0.77)	(0.04)	5.5%
Net loss per share	(0.73)	(0.77)	(0.04)	5.5%

Nine Months Ended September 30, 2010	As Filed	As Revised	Change	% Chg
Depreciation and amortization	10,757,000	11,522,000	765,000	7.1%
Deferred income tax benefit	4,593,000	4,873,000	280,000	6.1%
Loss from continuing operations	(8,050,000)	(8,535,000)	(485,000)	6.0%
Net loss attributable to noncontrolling interests	1,504,000	1,592,000	88,000	5.9%
Net loss attributable to ASR, Inc.	(3,699,000)	(4,026,000)	(327,000)	8.8%
Loss from continuing operations per share	(1.96)	(2.10)	(0.14)	7.1%
Net loss per share	(1.27)	(1.37)	(0.10)	7.9%